NO ACT

PE

9-29-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09012744

November 16, 2009

Received SEC
NOV 16 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-16-2009

Thomas B. Montano
D.R. Horton, Inc.
301 Commerce St., Suite 500
Fort Worth, TX 76102

Re: D.R. Horton, Inc.
Incoming letter dated September 29, 2009

Dear Mr. Montano:

This is in response to your letter dated September 29, 2009 concerning the shareholder proposal submitted to D.R. Horton by Patrick Missud. We also have received a letter from the proponent dated October 5, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA 94112

November 16, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: D.R. Horton, Inc.
Incoming letter dated September 29, 2009

The proposal relates to legal compliance.

There appears to be some basis for your view that D.R. Horton may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of D.R. Horton's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if D.R. Horton omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which D.R. Horton relies.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

YAHOO! MAIL Classic

Missud Proposal for Action Monday, October 5, 2009 7:43 AM

From: "pat missud" < *** FISMA & OMB Memorandum M-07-16 ***
To: tbmontano@drhorton.com, *** FISMA & OMB Memorandum M-07-16 *** eising@gibsondunn.com, "dennis barghaan" *** FISMA & OMB Memorandum M-07-16 ***
Cc: syndicated@media.com
3 Files (169KB)

DHIreply10- SECnote10- MediaCvr10

Good morning agents and counsel,

Please find attached electronic copies of the Missud reply to DHI's opposition to the Proposal. Since the Staff and DHI have equal or superior access to court documents, FTC and HUD administrative records (7700 of them), I will not forward hard copies of those along with the mailed reply to DHI or SEC. Other documents which have for some reason been expunged from public access, such as the JD Power mortgage origination ratings will be forwarded. The other entities receiving my reply will receive a complete set of exhibits to make the story clear enough such that a fifth grader can understand the issues.

My separate RICO filing, or lack thereof, will likely follow the SEC's independent ruling, DHI's shareholder announcements, and the like.

Thanks again for the opportunity to present the shareholders' (and 300,000,000 ordinary Americans') point of view.

Patrick Missud,
Proponent

YAHOO! MAIL Classic

Weekly DHI RICO update

Sunday, October 4, 2009 5:39 PM

From: "pat missud" < *** FISMA & OMB Memorandum M-07-16 ***

To: "dennis barghaan" *** FISMA & OMB Memorandum M-07-16 ***

Good morning gentlemen,

Over the weekend I had opportunity to review the Hancock complaint 08cv03617. Therein were allegations of HOA skimming and DHI's non-payment of utilities and taxes:

HOA Skimming:
My March 30, 2009 email informed you that I had already received similar recounts regarding communities as widespread as Florida, Nevada, Texas, California and South Carolina. For instance, some residents paid their DHI controlled "association" $300 per letter that DHI diligently mailed out three times a year. Streets though were neglected, trees died of thirst and utilities went un-serviced. Four months ago, reporter McCann contacted me to say that another's SC community's fiber optic television service was cut off because DHI didn't pay the bill. I believe that the FTC records have at least a couple of complaints regarding HOA skimming as well. Know that I have lost track of the information within my own archives to give an accurate count of the interstate communities that have experienced DHI's RICO grand theft of community funds.

Tax delinquency & evasion:
Again, I have lost track of the instances. Without referencing my files and off the top of my head- A Texas community whose county taxes were appraised only on the unimproved lot value, the deficiency made up by the homeowners; a Pennsylvania community whose options and upgrades were not appraised for transfer, the delinquency paid by DHI only after having been caught; Nevada communities not having county taxes included in their monthly payments as requested to make their homes seem more affordable; nationwide communities claiming that DHI estimated county taxes were underestimated making the unaffordable homes seem more affordable; inflated appraisals in Virginia to make selling those DHI homes more profitable; a California community receiving deficiency notices for unpaid taxes on homes that DHI should have paid for but didn't; impound fees taken from escrow to pay for DHI's taxes prior to transfer.......

Aren't these guys good. They have every base covered (up).

My parents have been generous enough to give me two inter vivos gifts of $13k each. I also recently sold 4 motorcycles and three classic cars from my collection. My "war chest," actually more of a discovery chest, is at $50,000. I could squander all that money a second time by seeking redress in the court$ which are operated/owned by $$$Donald Horton$$$, or pay an honest underemployed web master half as much to find another 1000 DHI victims/$100 Million in losses that at least two federal judges created and that TARP funding taxpayers will pay for.

....and justice for all.

In closing, I would like to thank the lower level employees at federal agencies and at state offices/courts who as taxpayers, are the "little people" paying for all of cake-eating king Horton's crimes. According to my files and irrefutable nationwide discovery, the higher level employees may be partaking in the illegal proceeds and are thusly not only of no help, but a hindrance.

Patrick

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell

October 5, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC, 20549

Re: Stockholder Proposal of "Proponent" Patrick Missud, SEC 14a-8
Via: tbmontano@drhorton.com, *** FISMA & OMB Memorandum M-07-16 ***
eising@gibsondunn.com
First class mail certified #7009 0080 0001 6752 -8863

Dear SEC "Staff," Mr. Montano and Ms. Ising,

Thank you for affording me, the Proponent, the opportunity to submit additional correspondence.

DHI's refusal to include my reasonable Proposal in forthcoming proxy materials was anticipated months ago. Why DHI would not want to publicly commit to abide by already existing federal and state antitrust, lending and banking laws is beyond my comprehension. It would after all be to the general benefit of all DHI shareholders, to boost shareholder confidence, and to maintain high stock value. Even major shareholder CtW implored all builders last year to be lawful in the wake of Beazer, Ryland and a host of other builder-affiliated lender scandals.

The following discussion and analysis will sequentially refute the issues presented by DHI in its September 29, 2009, Montano letter [Letter].

Page 2, paragraph 2: The Proposal relates to the redress of DHI shareholders' financial interests, not a personal grievance.

The Proposal and its specifically referenced evidence such as the FTC FOIA records, HUD's 7700 administrative records (08-cv-01324), and dozens of court filed state and federal case victim declarations has the great tendency of proving that DHI has engaged in the same predatory lending that prompted the July 1, 2009 Beazer (#8 builder) deferred prosecution which resulted in $50M damages to that company. Worse still, DHI's (#1 builder) predatory lending has, according to official FTC records, occurred in 20 states, not just North Carolina, and has likely affected four times the number of consumers just based on comparative homes sale volumes. When all this information reaches the public, DHI's stock value will likely plummet as did Beazer's, unless the DHI Board reassures shareholders that they will stop DHI Mortgage's [DHIM] fraudulent loan originations. DHI is also currently defending, and squandering money on, dozens of state and federal actions due to its fraudulent lending practices. It is therefore in the "general common interest of all DHI's shareholders" that DHI include the Proposal in its forthcoming proxy materials. [Exchange Act Release No. 20091 (Aug. 16, 1983)]. To not do so would be a "disservice to DHI and its shareholders." [Exchange Act Release No. 19135 (Oct. 14, 1982)].

Page 3, paragraph A: The Proponent's fraudulently originated DHI Mortgage loan is typical of DHI consumers' nationwide. Time and again, consumers have declared to the FTC, HUD and in court documents that DHI illegally requires them to use in house affiliate DHIM. In fact, DHI's own contracts *require* that purchasers begin the loan process with DHIM within 5 days of signing the purchase contract. The purchase contract further requires that substantial money deposits be placed into escrow which can then be "forfeited" by DHI for virtually any reason such as failure to secure a loan through DHIM, a process wholly controlled by DHI and DHIM. In most cases, there is no "election" to apply for a DHIM loan as has been disingenuously suggested in the Letter.

Page 4: The very exhibits that DHI has presented prove that the Proposal relates to DHI's nationwide actions that have and will continue to irreparably damage DHI shareholders' stock valuation. "Thousands of better Americans" are referenced in exhibit G; "a hundred or so (victims) in my Nevada file" are among the very conservatively estimated "10,000" found nationwide in H; and Beazer's July 1, 2009 deferred prosecution for admitted predatory lending can now make the laundry list of disgraced/defunct/stock value impacted companies referenced in I.

Page 5: Every court-filed action has been dismissed on only procedural grounds. The substantive issues and thousands of pages of overwhelming concrete evidence regarding DHIM's fraudulent loan originations have never been considered.

Page 6, paragraphs 1,2 & B: E-mail campaigns, easily verifiable information gathered from the web, and direct mailings prove that DHIM predatory lending has damaged shareholders' interests. Hundreds of DHI's consumer-victims have contacted the Proponent by mail and electronic means for information regarding filing suits for DHIM's nationwide predatory lending. The Proponent always offers the information in what has become a litigants' "free for all." Simply including the Proposal for the upcoming shareholders' meeting would preempt this exchange of information, and insure that DHI did not have to spend inordinate funds defending lawsuits in both state and federal forums. The Proponent's 18 web sites have been uploaded with hundreds of documents for the benefit of 300 million TARP funding American tax payers who are now footing the bill for predatory lending and mortgage fraud. Simply including the Proposal for the upcoming shareholders' meeting would preempt this exchange of information, and insure that DHI shareholders' stock value remain high. Recall that among the other goals, the SEC is charged with protecting shareholders' interests in publicly traded companies http://www.sec.gov/about/whatwedo.shtml. By requiring inclusion of the Proposal for the upcoming DHI shareholders' meeting, at least that major and primary goal would be met by the SEC.

Page 7, paragraph 1 & 2: The Proposal's relevant and essential goals are shared generally by all DHI shareholders. DHI's cited cases require affirmative actions by their respective companies to spend additional funds to create among other things, committees, maintain insurance, or institute arbitrations mechanisms which would benefit the proponents for their personal grievances. The Proposal on the other hand, merely requires that DHI's Board request that its existing, already paid, in-house compliance committee do its job of investigating DHIM, and that DHI's directors commit for the record to adhere to already existing federal and state laws currently and in the future. Not an additional penny will need to be spent. The Proposal, merely a reaffirmation that the compliance committee is proactively reviewing corporate business practices and that Board is following law, is one of maximum general interest to every DHI stockholder. Just like Enron's former shareholders, DHI's current shareholders would not want to be blind sided with a very sudden corporate collapse should any predatory lending, mortgage fraud or RICO allegations be proven true by media report or in the courts.

<u>Page 8, paragraph C: Requests for future no-action relief are reserved only for "rare circumstances."</u> [SLB 14]. The Proponent continuously receives information regarding DHI activities which are violative of at least SEC regulations. If in the future this information is again thought to harm shareholders' interests, it will be again brought to the SEC's attention whose duty is to investigate such allegations.

<u>Page 9, Section II, paragraph A: The Proponent timely submitted evidence of sufficient share ownership.</u> Within my August 14, 2009 email and letter to DHI, the Wells Fargo brokerage account which contains my DHI shares was referenced and "encl.(osed)" as per the footnote following the signature block. DHI has a history of court perjury, generally misrepresenting information and false claims of its non-receipt. See ~~DHI counsel Odou in Clark County, NV, #A551662, mischaracterizing the court requested form of order, claiming non-receipt of delivered certified mail, making false statements to state authority,~~ DHI's Exhibit G, page 16, in 08-cv-01324 claiming "very high customer satisfaction scores" in mortgage origination when citing a J D Power survey when in fact that survey listed DHI third from last in satisfaction after proven predatory lenders Ryland Mortgage and Countrywide Mortgage. As per the most recent brokerage statement dated August 31, 2009, the Proponent in fact owns $3218.40 in DHI stock (Wells Fargo PMA account #8377231108). ~~At this time the Proponent again~~ submits the ~~Proposal,~~ a copy of which the Staff and DHI already have on file, and reaffirms that he will maintain the qualifying DHI stock ownership through the upcoming shareholders' meeting. (A)

<u>In conclusion,</u> I respectfully request that the Staff recommend to DHI's Board that the Proposal be printed in the forthcoming proxy materials, and that the Proponent not be unreasonably barred from presenting evidence of DHI's sharp corporate practices or SEC violations to the Staff in the future.

Cordially,

Patrick Missud
Encl.
Cc: DHI Certified #...-8870
Syndicated Media....

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell

October 5, 2009

Syndicated Media

Re: Government- of the people or corporate owner$hip?
Via: Electronic and First class mail

Dear Producer,

This letter is in follow up September 12th's. Michael Moore poses the question in "Capitalism, a Love Story," whether government is owned by the $pecial intere$t$. We will soon have an absolute unequivocal answer by the end of 2009.

This month, the SEC will have the chance to redeem itself after the Bernie Madoff non-feasance scandal. The SEC is about to rule on issues which are the root cause of worldwide financial markets' collapse, namely rampant domestic nationwide predatory lending and mortgage fraud. The SEC is right now considering whether to do #1 builder, Fortune 500, DHI's bidding and allow the company and its directors to escape accountability for identical white collar crimes that its much smaller rival, #8 builder Beazer Homes has already admitted to in the DOJ's July 1, 2009 deferred prosecution agreement.

"I have gift-wrapped the largest predatory lending scheme in history for the SEC and DOJ to investigate DHI, but the regulators (may) not be bothered because they have higher priorities. By using publicly available documents (DHI's 10K, web information), I realized within four hours that DHI's Board was operating a scam. The SEC and DOJ have enough to get DHI." (Markolpoulos' paraphrased Congressional testimony).

Either the SEC and DOJ will protect shareholders,' consumers,' and TARP providing taxpayers' interests and stop DHI's proven nationwide RICO, or enable the DHI Board of Directors to continue raking in big bucks while Fleecing America™.

Cordially,

Patrick Missud
Encl., and the hundreds of records interlinked from
www.drhortonsjudges.info

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell

October 5, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC, 20549

Re: Notes regarding DHI's claims that Missud's Proposal is "personally motivated."
Via: tbmontano@drhorton.com, *** FISMA & OMB Memorandum M-07-16 ***
eising@gibsondunn.com
First class mail certified #7009 0080 0001 6752 -8863

Dear SEC Staff,

These notes are to address the insignificant issues brought up by DHI and its counsel regarding a "personal grievance," and that the SEC Proposal seeks redress as "an alternative forum."

Missud's "personal grievance" is insignificant and lost in a sea of thousands of DHI-created victims. At this time, there is very little chance that a RICO and CONSPIRACY to commit RICO suit will not be filed in federal court which is the only forum capable of entertaining the massive federal grievance. The approximately 2500 page phone book-esque evidence file will be limited to selected documents already in existence and submitted to and in: The NAHB Amicus Brief sent to the DOJ in 08-CV-1324; 400+ pages of government letters imploring the fed to act sent to the SEC last year, 60 said pages already posted to the web; 800+ pages of web site information; 1000+ pages produced by DHI in Clark County case #A551662; the 150(+++) pages of letters that DHI has admitted to receiving in their Letter; the complete "Exhibit H" found in Valentine Hoy's Request for Judicial Notice in antitrust case #08-cv-00592; Judicial Notice of the allegations, exhibits and declarations found in California cases 05-447499, 06-457207, C07-02625, 08-CV-00592; Judicial Notice of the allegations, exhibits and declarations found nationwide in 06-CP-07-1658 Champoux, 06-CP-07-2224 Melendez, CV-407-081 Yeatman, 09-CV-315 Moreno, 07-CV-61030 Kandah, A07-CA-230 Dodson, A503121 Betsinger, 08-CV-3617 Hancock,.....; 100's of corroborating independent third party sources of information which are "easily verifiable on the web; 400+ email documented victim statements; 100+ phone interviewed victim statements; 190 pages of responsive FTC records;.....-We are already at an overwhelming 5000 documents.

In conclusion, it was wise that Ms. Ising of the Gibson firm did not sign her name to DHI's disingenuous Letter. She did however do some good, albeit insufficient research.

Cordially,

Patrick Missud
Encl.
Cc: DHI Certified #...-8870
Syndicated Media....

P.S.: I apologize for my April 15, 2008 letter referenced in DHI's Letter as Exhibit H. I have done a disservice to, and insulted two referenced individuals. In my haste to file taxes that day, I wasn't thinking straight and actually meant to list Big Bird and the Cookie Monster in lieu of the more capable Elmo and Grover.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 14, 2009

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102

Re: Proposal for Action [Proposal]
Via: Certified #7009 0080 0001 6752 8733, and e-mail: tbmontano@drhorton.com,
*** FISMA & OMB Memorandum M-07-16 ***

Attention DHI Board of Directors, Corporate Counsel, and Federal Agents,

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Proposal which supersedes all others I have submitted for DHI's forthcoming 2010 shareholder meeting.

PROPOSAL FOR ACTION

On July 1, 2009 the DOJ, HUD and SEC deferred prosecution against Beazer Homes which admitted to several fraudulent mortgage origination and accounting practices, and agreed to provide $50 million in restitution for consumers in and around North Carolina. Some of Beazer's mortgage fraud included interest rate manipulation, inflating home base prices to cover incentives, and lack of due diligence when completing stated income loans.

There is overwhelming evidence that DHI has also engaged in the same fraudulent activities as Beazer, but on a larger nationwide scale. Under the Freedom of Information Act, over 205 pages of consumer complaints are available from the FTC regarding DHI's fraudulent nationwide mortgage origination in over 17 states. In Virginia's federal circuit, HUD submitted nearly 7700 administrative records showing that DHI and other builders violated RESPA laws [08-cv-01324]. In Georgia, the Yeatman class action alleges similar RESPA violations specific only to DHI, [07-cv-81]. At DHI Virginia's Rippon Landing development, the FBI discovered appraisal fraud to boost home sale prices. The Southern California Wilson class action alleges antitrust tying of DHI's mortgage services to home sales [08-cv-592]. Dozens of other private actions such as Betsinger, Dodson and Moreno have been filed in state and federal courts from coast to coast alleging similar DHI Mortgage fraud. Publicly posted web sites also corroborate these findings with hundreds of consumer complaints dealing with DHI's fraudulent mortgage originations and illegal tying of DHI Mortgage's services to home sales. The "consumeraffairs" website is already a top search result when merely searching for "D R Horton." Dozens of other consumer protections sites similarly and independently report the same fraudulent DHI mortgage origination. Even the most recent J D Power's new home builder origination study rates DHI Mortgage with only 679 points out of 1000. The resulting ranking is just slightly better than Countrywide, one of DHI's "preferred lenders," and Ryland, two companies already found involved in rampant predatory lending and mortgage fraud.

Compounding these findings is that as early as June 2007, Chairman Horton and CEO Tomnitz each personally acknowledged receipt for summons and complaints, wherein their participation in predatory lending was exhaustively detailed [07-cv-2625 and http://www.donaldtomnitzisacrook.info/Demand_on_Board.html]. To this day, CEO Tomnitz still materially misleads investors in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." [End 2d Qtr Earnings Conference Call].

Resolved: That DHI audit its subsidiary DHI Mortgage for compliance with all federal and state laws, and confirm that DHI Mortgage conforms to the requirements contained within DHI's own corporate governance documents.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 14, 2009

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102

Mr. Montano,

This cover letter and enclosure/attachment are to remedy the defects per your August 6, 2009 letter.

Rule 14a-8(b)(1)

Requisite number of shares- According to my Wells Fargo brokerage account, I own over $2000 in DHI market value. The majority of the shares were purchased December 2, 2008. These shares must be held at least one year by the date I submit my proposal. I have submitted my proposal as of this date, and will again "submit my proposal" at least once on or after December 2, 2009 to qualify under 14a-8(b)(1).

Rule 14a-8(b)(2)

My intent is to be a lifelong DHI shareholder and hold the requisite number of shares to entitle me to submit proposals indefinitely, inclusive of the 2010 Shareholders' meeting date.

Federal agents and DHI Board

In closing, please know that my Proposal merely requests that the DHI Board guarantee that DHI and its affiliates are neither participating in any ultra vires acts nor conducting business outside of the law. In light of the recent Beazer deferred prosecution and the many other builders/affiliated lenders which have already been discovered illegally originating mortgages, the Proposal is necessary to restore confidence in DHI, DHI Mortgage and their shareholders. The DHI Board's refusal to publicly commit to following state and federal laws will likely speak louder than if they ratify the Proposal on and for the record. By the time the Board convenes for the 2010 Shareholders' Meeting, there will be a very well established record of the submitted Proposal and of the facts outlined in my August 8, 2009 letter. Media and Wall Street will have already received notice of these documents and will be awaiting the SEC/DOJ/DHI response to either ratifying or ignoring the Proposal.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.
Cc:......

the buyer's use of various non-affiliated lenders would drive up administrative costs to the homebuilder, which would in turn drive up costs for consumers.

If the definition is revised according to the proposal, homebuilders would not realize the same efficiencies in utilizing non-affiliated lenders, most likely resulting in a loss of incentives being offered to consumers.

HUD's proposal would eliminate consumer choice. HUD has not demonstrated the need to remove from the consumer the ability to make a voluntary choice between an incentive arrangement available under the existing rule that is based on the use of builder-affiliated settlement service providers and using non-affiliated providers. Also, HUD appears to believe that a consumer's choice of a settlement service provider is based solely on cost. From our experience, this clearly is not the case. Various factors are weighed by consumers, including price, convenience, service and reputation. With all due respect, the consumer is in the best position to determine what is best for the consumer—not HUD.

(3) - DR Horton's Recent Experience

In August of 2007, when there appeared to be a possible interruption of product availability in the mortgage banking industry due to liquidity concerns at Countrywide and other major lenders, several D.R. Horton builder divisions effectively did what the current RESPA proposal suggests; they offered incentives based on the use of a preferred, non-affiliated lender in hopes of accessing products still possibly available. As a result, we have the benefit of looking back on this experience to gain insight as to the success and/or problems that arose.

In nearly every case, the preferred non-affiliated lender was a large, national lender who promised product and service, but ultimately did not deliver on such promises. DR Horton homebuilder divisions became very disappointed in the level of service for their customers compared to what its affiliated lender had been providing. The J.D. Power study discussed in the Regulatory Impact Analysis, as well as our own very high customer satisfaction scores, provides

9

WSH&B WOOD SMITH HENNING & BERMAN LLP

4175 South Riley Street, Suite 204
Las Vegas, Nevada 89147-8717
tel 702 222 0625 fax 702 253 6225

Direct dial: (702) 251-4112
Email: aroberts@wshblaw.com
Website: www.wshblaw.com
Refer to: 5708-042

A

October 5, 2005

RECEIVED
OCT 0 7 2005
Mortgage Lending Division

VIA FACSIMILE AND U.S. MAIL

Linda L. Chavez, Senior Examiner
Division of Mortgage Lending
Office of the Commissioner
3075 E. Flamingo, Suite 104-A
Las Vegas, NV 89121

Re: ***Complaint filed by Patrick Missud***
Our Client: DHI Mortgage Company, LTD

Dear Ms. Chavez:

We have been retained by DHI Mortgage Company, LTD ("DHI") to respond to a Complaint filed in your office by Patrick Missud. Pursuant to your letter dated September 19, 2005, we are providing you with a response to the allegations set forth in Mr. Missud's Complaint.

Mr. Missud alleges in his Complaint that various employees of DHI and D.R. Horton, Inc. including; Mike Mason, Anne Schankin, and Daniel Callihan, made false representations to him regarding his contractual obligations to purchase 1353 Romanesca from D.R. Horton, Inc. We see no reference by Mr. Missud regarding what he is alleging were "false representations." DHI Mortgage and D.R. Horton, Inc., vigorously dispute that <u>any</u> false representations were ever made to Mr. Missud at any time during the course of dealing with Mr. Missud.

BACKGROUND

On or about November 22, 2003, Mr. Missud entered a contract with D.R. Horton, Inc. to purchase a home at *** FISMA & OMB Memorandum M-07-16 *** from D.R. Horton, Inc.. D.R. Horton, like many builders, has an "in-house" lending company to assist potential homebuyers with their mortgage needs. During the relevant time period for Mr. Missud's purchase, the in-house lending company was "CH Mortgage Company I, Ltd."

The name of the company has since changed to "DHI Mortgage Company, Ltd." It is always represented to buyers, and is not disputed by Mr. Missud, that the homebuyer is not required to use CH Mortgage/DHI but may use whatever lender they prefer in their purchase of a home from D.R. Horton, Inc.

Mr. Missud initially contacted CH Mortgage/DHI at the beginning of his home purchase process to provide him with information and to begin an application for a home loan. He also states in his Complaint that at that time he was also contacting outside lenders.

During the course of the application process, CH Mortgage (now DHI), sent two separate letters, authored by Mr. Mike Mason, to Mr. Missud preliminarily approving Mr. Missud's loan with CH Mortgage and requesting additional information in order to process his loan. From Mr. Missud's "brief timeline of key events" it shows that on February 8, 2004, he received Wells Fargo loan documents with "the best offer". He also states that "by 2-11-04" he sent phone and fax communications to complete his loan with CH Mortgage. However, as of February 12, 2004, Mr. Missud had not completed all lender requirements as requested by CH Mortgage.

On February 12, 2004, former D.R. Horton employee, Anne Schankin, still under the impression that Mr. Missud was going to use CH Mortgage as his lender, drafted a letter to Mr. Missud providing notice that he had not completed the lender requirements and advising that **if he did not respond to the notice**, D.R. Horton **had the discretion** to cancel his contract, retain his earnest money and retain any deposits he had made.

Prior to receiving Ms. Schankin's letter, Mr. Missud advised Mr. Mason, that he was going to use Wells Fargo as his lender. Ms. Schankin was advised of the same. At that point, Mr. Mason closed Mr. Missud's file and did not have any further contact with Mr. Missud.

Thereafter, Mr. Missud did obtain a loan with Wells Fargo, his preferred lender, and closed on the purchase of *** FISMA & OMB Memorandum M-07-16 ***

3. I am currently a branch sales manager. At the time Mr. Missud purchased his residence in Henderson, Nevada, my position was loan officer and I originated Mr. Missud's loan.

4. The company provides the in-house lending option as a convenience to homebuyers but they can also use outside lenders if they prefer.

5. I am informed and believe that a letter was sent to Mr. Missud on or about February 12, 2004, advising him that not all loan requirements had been met to obtain approval and reminding him that if he did not respond the contract might be cancelled. A copy of the letter is attached as **Exhibit A.**

6. I, in fact, obtained both preliminary and final approval of the loan, although ultimately Mr. Missud chose to finance the purchase through a third party lender. Escrow closed on March 3, 2004.

7. I reside in Las Vegas, Nevada and have done so for more than 30 years.

8. I have never lived or worked in California, except for about 2 years in the Sixties, when I was a college student there. I have no connections whatsoever with California.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Dated: October 13, 2005

Michael Mason

SUPERIOR COURT

COUNTY OF SAN FRANCISCO.

– THE "FRIVOLOUS SUIT."

Gillian M. Ross (Bar No. 127116)
Leonard E. Marquez (Bar No. 206885)
WENDEL, ROSEN, BLACK & DEAN LLP
1111 Broadway, 24th Floor
Oakland, CA 94607-4036
Telephone: (510) 834-6600
Fax: (510) 834-1928

Specially Appearing for Defendants

SUPERIOR COURT OF THE STATE OF CALIFORNIA

FOR THE COUNTY OF SAN FRANCISCO

UNLIMITED JURISDICTION

PATRICE A. MISSUD, Plaintiff, vs. DR HORTON, A CORPORATION; DHI MORTGAGE, A CORPORATION; MICHAEL MASON, AGENT OF DHI MORTGAGE; DANIEL CALLIHAN, AGENT OF DHI MORTGAGE; ANNE SCHANKIN, AGENT OF DR HORTON, Defendants.	Case No. CGC 05-447499 **DECLARATION OF MICHAEL MASON IN SUPPORT OF MOTION TO QUASH SERVICE OF SUMMONS AND COMPLAINT** Date: March 24, 2006 Time: 9:30 a.m. Dept: 301 Judge: Hon. James L. Warren

I, Michael Mason, declare:

1. I have personal knowledge of the matters set forth herein and if called upon could testify competently concerning them.

2. I am employed by DHI Mortgage Company, Ltd., formerly known as CH Mortgage Company I, Ltd., the in-house lending company of DR Horton, Inc., in Las Vegas, Nevada and have been for more than five and a half years.

3. I am currently a branch sales manager. At the time Mr. Missud purchased his residence in Henderson, Nevada, my position was loan officer and I originated Mr. Missud's loan.

4. The company provides the in-house lending option as a convenience to homebuyers but they can also use outside lenders if they prefer.

5. I am informed and believe that a letter was sent to Mr. Missud on or about February 12, 2004, advising him that not all loan requirements had been met to obtain approval and reminding him that if he did not respond the contract might be cancelled. A copy of the letter is attached as **Exhibit A**.

6. I, in fact, obtained both [redacted] and final approval of the loan, although ultimately Mr. Missud chose to finance the purchase through a third party lender. Escrow closed on March 3, 2004.

7. I reside in Las Vegas, Nevada and have done so for more than 30 years.

8. I have never lived or worked in California, except for about 2 years in the Sixties, when I was a college student there. I have no connections whatsoever with California.

9. I received a copy of the Summons and Complaint in this lawsuit by U.S. certified mail on or about February 3, 2006. I am informed and believe that a copy of the Summons and Complaint were also delivered to DHI Mortgage offices for me on or about February 6, 2006, but I was not personally served with it. A copy of the Summons that was delivered to the DHI Mortgage offices is attached hereto as **Exhibit B**.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Dated: February 24, 2006

Michael Mason

1111 Broadway, 24th Floor
Oakland, CA 94607-4036

Gillian M. Ross (Bar No. 127116)
Leonard A. Marquez (Bar No. 206885)
WENDEL, ROSEN, BLACK & DEAN LLP
1111 Broadway, 24th Floor
Oakland, CA 94607-403
Telephone: (510) 834-6600
Fax: (510) 834-1928

Attorneys for Defendants
D.R. Horton, Inc., DHI Mortgage Company, Ltd, LP., Donald Horton, Donald Tomnitz, Michael Mason, Daniel Callihan, Annie Schankin and James Frasure

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

PATRICE A. MISSUD, JULIE D. MISSUD,

Plaintiff,

vs.

D.R. HORTON, INC.; DHI MORTGAGE COMPANY, LTD, LP.; DONALD HORTON; DONALD TOMNITZ; MICHAEL MASON; DANIEL CALLIHAN; ANNIE SCHANKIN; JAMES FRASURE; and DOES 1-200,

Defendants.

Case No. C07-2625 JL

DECLARATION OF MICHAEL MASON IN SUPPORT OF MOTION TO DISMISS

Date: September 5, 2007
Time: 9:30 a.m.
Judge: Hon. James Larson

I, Michael Mason, declare:

1. I have personal knowledge of the matters set forth herein and if called upon could testify competently concerning them.

2. I am employed by DHI Mortgage Company, Ltd., formerly known as CH Mortgage Company I, Ltd., the in-house lending company of DR Horton, Inc., in Las Vegas, Nevada and have been for more than seven years.

3. I am currently a loan officer with DHI Mortgage Company, Ltd. At the time Mr. Missud purchased his residence in Henderson, Nevada, my position was loan officer and I originated Mr. Missud's loan.

4. The company provides the in-house lending option as a convenience to homebuyers but they can also use outside lenders if they prefer.

5. I am informed and believe that a letter was sent to Mr. Missud on or about February 12, 2004, advising him that not all loan requirements had been met to obtain approval and reminding him that if he did not respond the contract might be cancelled. A copy of the letter is attached as **Exhibit A**.

6. I, in fact, obtained both preliminary and final approval of the loan, although ultimately Mr. Missud chose to finance the purchase through a third party lender. Escrow closed on March 3, 2004.

7. I reside in Las Vegas, Nevada and have done so for more than 30 years.

8. I have never lived or worked in California, except for about two years in the 1960s, when I was a college student there. I have no connections whatsoever with California.

I declare under penalty of perjury and the laws of the United States of America that the foregoing is true and correct.

Dated: July 27, 2007

Michael Mason

Wendel, Rosen, Black & Dean LLP
1111 Broadway, 24th Floor
Oakland, CA 94607-4036

WSH&B WOOD SMITH HENNING & BERMAN LLP

4175 South Riley Street, Suite 204
Las Vegas, Nevada 89147-8717
tel 702 222 0625 fax 702 253 6225

Direct dial: (702) 251-4112
Email: anoto@wshblaw.com
Website: www.wshblaw.com
Refer to: 5708-042

March 8, 2006

VIA CERTIFIED MAIL – RETURN RECEIPT REQUESTED

Patrick Missud
91 San Juan Ave.
San Francisco, CA 94112

Re: *Patrick Missud v. D.R. Horton, Inc.*
Our Client: D.R. Horton, Inc.

Dear Mr. Missud:

We are in receipt of your letters sent to Mr. Rasmussen dated March 2nd and March 5th. In addition, we are in receipt of your letter to us dated March 5th. Please allow this correspondence to serve as response to your expressed concerns and a further request that you direct your inquires to our office, instead of communicating with our client directly.

With regard to your concern with the "integrity" of your home, your home was designed by an experienced, licensed design professional, and all local building requirements were followed. In addition, local building officials inspected and approved the construction of your home.

At this time, we are not in receipt of the purported "preliminary reports" to the State Contractor's Board referenced in your March 5th letter to Mr. Rasmussen, nor the "sketches/reports" you referenced in your letter of March 2nd. You may recall that we have requested that you provide us a copy of any reports, photographs, documents, etc. that support your contention that there may be a potential construction defect in your home. Further, we have requested specific dates and times wherein we can come inspect your home with the appropriate experts.

To date, you have failed to provide these documents to us or to provide us with a date and time that is convenient for us to inspect your home.

As an attorney, you are prohibited from soliciting claimants regarding a potential lawsuit. If, indeed, you sent your letter regarding alleged construction defects to your neighbors, you may be in violation of the ethical rules of our profession and our criminal statutes that prohibit such solicitation. Accordingly, we will take all appropriate steps to protect our client's interest in this regard.

We look forward to receiving the requested documents and your response to a specific date and time that are convenient for our experts to come and inspect your home.

Very truly yours,

WOOD, SMITH, HENNING & BERMAN LLP

By: ______________________
JOEL D. ODOU
ALLYSON R. NOTO

JDO/ARN::jaw

WSH&B WOOD SMITH HENNING & BERMAN LLP

4175 South Riley Street, Suite 204
Las Vegas, Nevada 89147-8717
tel 702 222 0625 fax 702 253 6225

Direct dial: (702) 251-4112
Email: anoto@wshblaw.com
Website: www.wshblaw.com
Refer to: 5708-042

March 14, 2006

Patrick Missud
91 San Juan Ave.
San Francisco, CA 94112

Re: *Patrick Missud v. D.R. Horton, Inc.*
Our Client: D.R. Horton, Inc.

Dear Mr. Missud:

In response to your various letters and enclosures dated March 13, 2006 and your letter of March 14, 2006, we can advise that we still have not received the purported Complaint you allegedly filed with the Contractor's Board, which was not enclosed with your March 6, 2006, missive.

If you truly believe that you have issues with your home in Nevada, we trust that you will provide us with a listing of these issues and a reasonable date and time for an inspection of the home. Until such time as we receive both, we will not be able to address these issues further.

As to the other superfluous allegations in your recent letters, our clients position on these issues has been adequately set forth in our prior correspondence. As an attorney, we will expect that you will act professionally and in compliance with both the Rules of Professional Responsibility and Nevada law in your further actions.

Very truly yours,

WOOD, SMITH, HENNING & BERMAN LLP

By: ______________________
JOEL D. ODOU
ALLYSON R. NOTO

JDO/ARN:jaw

CD Sent to Hoch

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Excelsior Post Office
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Sales Receipt

Product Description	Sale Qty	Unit Price	Final Price
LAS VEGAS NV 89120 First-Class 2.60 oz.			$0.87
Certified Label #: 70051160000147018151			$2.40
Issue PVI:			$3.27
39c Ndn Lib/Flag PS Cl/100	1	$39.00	$39.00
Total:			$42.27
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Memorandum M-07-16 ***

7005 1160 0001 4701 8151

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70051160000147049513	$2.40
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D·R·HORTON® DHI Listed NYSE
America's Builder

September 29, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *D.R. Horton, Inc.*
Stockholder Proposal of Patrick Missud
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that D.R. Horton, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Patrick Missud ("Mr. Missud" or the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company "audit its subsidiary DHI Mortgage for compliance with all federal and state laws, and confirm that DHI Mortgage conforms to the requirements contained within [the Company's] own corporate governance documents." A copy of the Proposal is attached hereto as Exhibit A.

By way of background, the Proponent initially submitted multiple proposals to the Company for consideration at the Company's 2010 Annual Meeting of Stockholders in a letter dated January 16, 2009. The Proponent's initial proposals as well as additional correspondence between the Proponent and the Company relating to the initial proposals are attached hereto as Exhibit B. The Proponent then submitted an additional stockholder proposal (a prior version of the Proposal) to the Company in a letter dated July 27, 2009. *See* Exhibit C. On August 6, 2009, the Company sent the Proponent a deficiency notice (*see* Exhibit D), which was received by the Proponent on August 7, 2009 (*see* Exhibit E). The Proponent responded to the deficiency notice in a letter dated August 14, 2009, which included a copy of the Proposal. *See* Exhibit A. This no-action request relates to the Proposal included in the Proponent's August 14, 2009 letter to the Company. Additional correspondence between the Proponent and the Company related to the Proposal is attached hereto as Exhibit F.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against the Company. As we explain below, the Proponent has a long-standing personal grievance against the Company stemming from his experience purchasing a home from the Company. The Proponent has pursued his personal grievance against the Company for the past five years through, among other things, lawsuits, a letter-writing and e-mail campaign, mass mailings and websites with names such as www.dhhortonhomesstink.info. Beginning last year, the Proponent added the tactic of submitting stockholder proposals to his campaign, submitting for the Company's 2009 Annual Meeting of Stockholders a proposal similar to the present Proposal, for which the Company requested and was granted no-action relief under Rule 14a-8(f) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information. *See D.R. Horton, Inc.* (avail. Nov. 21, 2008). The Company likewise requests no-action relief with respect to the Proponent's current Proposal, which is properly excludable from the Company's 2010 Proxy Materials under Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. In addition, because it is now clear that the Proponent intends to continue to submit similar proposals in furtherance of his personal grievance—the Proponent candidly states in his cover letter accompanying the Proposal that "My intent is to be a lifelong DHI shareholder and hold the requisite number of shares to entitle me to submit proposals indefinitely . . . ."—the Company further requests that the Staff state that such no-action relief shall apply to any future submissions to the Company of the same or a similar proposal by the Proponent.

Alternatively, if the Staff does not concur in our view that the Proposal is excludable under Rule 14a-8(i)(4), we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because The Proposal Relates To The Redress Of A Personal Claim Or Grievance Against The Company.

Rule 14a-8(i)(4) permits the exclusion of stockholder proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other stockholders at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). Moreover, the Commission has noted, "[t]he cost and time involved in dealing with" a stockholder proposal involving a personal grievance or furthering a personal interest not shared by other stockholders is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

As explained below, the Proponent has "abuse[d] the security holder proposal process" by submitting a stockholder proposal designed to pursue the Proponent's own personal grievance. Thus, we believe that the Proposal is excludable under Rule 14a-8(i)(4) as it represents the latest in a series of actions that the Proponent has taken in his years-long crusade against the Company.

A. Background

Mr. Missud has waged an extensive campaign against the Company and certain of its officers, subsidiaries and agents for the past five years. Mr. Missud's grievance dates back to November 2003, when Mr. Missud and his wife (Julie Missud) entered into a written agreement with the Company to purchase a new home in Nevada and elected to apply for home financing with the Company's mortgage subsidiary, DHI Mortgage Company Ltd. ("DHI Mortgage"). In February 2004, prior to the closing of the home purchase, the Company notified the Missuds that they had not completed lender requirements necessary in order to receive full loan approval by DHI Mortgage. The Missuds risked forfeiting their earnest money and deposit if loan approval was not obtained in a timely manner, which is a customary condition in home purchase contracts. The Missuds thereafter advised the Company and DHI Mortgage that they would finance the home purchase through an outside lender. The Missuds did not forfeit any of their earnest money or deposit. In March 2004, the Missuds closed escrow on the home with their outside lender instead of DHI Mortgage.

Mr. Missud then launched his campaign against the Company, apparently because he believed the Company intentionally sought to harm and defraud him in the home buying and loan application process since DHI Mortgage asked him to provide lender-required information prior to completing his DHI Mortgage loan application. Among other things, Mr. Missud's ongoing campaign includes:

- Mr. Missud has stated in communications to the Company, its counsel and others (including government officials and media outlets) that he intends to harm the Company and its reputation because of the Company's alleged attempts to defraud him. A few examples include:

    - In an e-mail to the Company's outside legal counsel, Mr. Missud stated that as a result of the alleged fraud: "I will eviscerate their company [referring to the Company], deplete their vast bank accounts, destroy their reputations and hopefully cause as much psychological and physiological damage to them as they have to thousands of better Americans." *See* Exhibit G.

    - In an another letter to the Company's outside legal counsel relating to the alleged fraud, Mr. Missud wrote: "In our former matters you and all your Sesame Street friends made things very difficult and expensive for me in court. In response, my solution was to make my puny personal grievance 10,000 times more expensive for Elmo and Grover (Horton and Tomnitz)." *See* Exhibit H. (Messrs. Horton and Tomnitz are the Company's Chairman of the Board and Vice Chairman, President and Chief Executive Officer, respectively.)

    - In a letter sent to various government officials, media outlets and others, Mr. Missud stated with respect to the alleged fraud: "Unless things are 'made right,' I will cause this [referring to the Company's alleged fraudulent activities] to become a national scandal eclipsing Enron, MCI, Tyco, Ameriquest, Countrywide, Bear Stearns, Indymac, Lehman Bros, Merrill Lynch, Wachovia, WaMu, Fannie Mae and Freddie Mac ($25B), AIG ($85B), . . . Goldman Sachs/Morgan Stanley rescue . . . Mortgage Securities Bailout . . . +$700B . . . ." *See* Exhibit I.

- Mr. Missud, who is an attorney, has filed numerous separate lawsuits against the Company, its subsidiaries and various Company officers and personnel related to his personal grievance against the Company. Five of these lawsuits are described below. Each of the lawsuits described below (copies of which are available upon request) was filed by Mr. Missud either in his own name[1] or in the names of he and his wife, with Mr. Missud representing himself or himself and his wife. Each of the suits described below was dismissed by the courts, with the exception of the Nevada suit, which is still pending:

- *Patrice A. Missud v. DR Horton, et al.*, Case No. 05-444247, filed on August 22, 2005 in the Superior Court of the State of California in and for the County of San Francisco alleging infliction of emotional distress as a result of DHI Mortgage's request to the Missuds to provide lender-required information in connection with their loan application, which Mr. Missud claimed had manifested in severe abdominal pain and the passing of kidney stones, and including DHI Mortgage and certain DHI Mortgage agents as co-defendants;

- *Patrice A. Missud v. DR Horton, et al.*, Case No. CGC 05-447499, filed on December 9, 2005 in the Superior Court of the State of California in and for the County of San Francisco alleging the same claims as his first lawsuit and including DHI Mortgage and certain DHI Mortgage agents as co-defendants;

- *Patrice A. Missud, et al. v. D.R. Horton, Inc., et al.*, Case No. CGC 06-457207, filed on October 23, 2006 in the Superior Court of the State of California in and for the County of San Francisco alleging the defendants defrauded Mr. Missud and his wife by engaging in a scheme to illegally condition the sale of the home on the use of the Company's affiliated lender and including DHI Mortgage, the Company's Chairman of the Board and Vice Chairman, President and Chief Executive Officer, and certain DHI Mortgage agents as co-defendants;

- *Patrice A. Missud, et al. v. D.R. Horton, Inc., et al.*, Case No. C07-2625 JL, filed on May 17, 2007 in the United States District Court for the Northern Division District of California alleging many of the same claims set forth in Mr. Missud's earlier suits as well as additional claims relating to supposed retaliation against him by the Company and including DHI Mortgage, the Company's Chairman of the Board and Vice Chairman, President and Chief Executive Officer, and certain DHI Mortgage agents as co-defendants; and

- *Patrick A. Missud, et al. v. DR Horton, Inc., et al.*, Case No. 07A551662, filed on November 13, 2007 in the District Court of Nevada, County of Clark, alleging the

[1] While some the lawsuits described are captioned in the name of "Patrice A. Missud," documents posted by Mr. Missud on his websites (cited below) indicate that "Patrick Missud" and "Patrice A. Missud" are the same person. *See* Exhibit J and Exhibit K.

defendants defrauded Mr. Missud and his wife by engaging in a scheme to illegally condition the sale of the home on the use of the Company's affiliated lender and including DHI Mortgage and certain DHI Mortgage agents as co-defendants.

- Mr. Missud has also engaged in an extensive letter-writing and e-mail campaign against the Company because of the alleged harm he experienced following DHI Mortgage's request to the Missuds to provide lender-required information in connection with their loan application. To date, Mr. Missud has written in excess of 150 letters and e-mails to the Company, certain of its employees and/or its legal counsel. Mr. Missud also has sent mass mailings to homeowners living in communities developed and built by the Company (or its affiliates and/or subsidiaries) regarding alleged wrongdoing by the Company and various related individuals. These mass mailings have solicited individuals to retain Mr. Missud to bring lawsuits against the Company and its affiliates.

- In addition to his lawsuits and his letter-writing/e-mail campaign, Mr. Missud has created several websites denigrating the Company and the judges who heard some of the lawsuits he has filed, including www.drhortonsjudges.info, www.drhortonfraud.com, www.drhortonsucks.info and www.drhortonhomesstink.info. *See* Exhibit K. The content on these websites further illustrates Mr. Missud's elaborate and ongoing campaign against the Company related to the alleged harm he experienced following DHI Mortgage's request to the Missuds to provide lender-required information in connection with their loan application.

B. Discussion

The Staff consistently has concurred that a stockholder proposal may be excluded pursuant to Rule 14a-8(i)(4) as involving the redress of a personal claim or grievance when the proposal is used as an alternative forum to press claims that a proponent has asserted in litigation against a company. A closely analogous situation was presented in *General Electric Co.* (avail. Feb. 2, 2005). There, the proponent (a former employee of NBC) filed a complaint with the Equal Employment Opportunity Commission ("EEOC") and a lawsuit in federal court alleging sexual harassment and discrimination on the basis of race and sex. The EEOC matter was concluded in the company's favor, and the lawsuit was dismissed. The proponent then submitted a stockholder proposal to General Electric asking the company's CEO to "reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley." In addition, the proponent and her attorney sent a number of letters to the company and made statements at the company's annual meetings referencing the litigation. The proponent also operated a website on which she discussed her claims against the company. The Staff concurred that the proposal could be excluded from the company's proxy statement because it related to the redress of a personal claim or grievance or was designed to result in a benefit to the proponent or further a personal interest, which was not shared with the company's other stockholders at large. *See General Electric Co.* (avail. Jan. 12, 2007) (same); *General Electric Co.* (avail. Jan. 9, 2006) (same). *See also Schlumberger Limited* (avail. Aug. 27, 1999) (proposal that the company form "an impartial fact-finding committee" relating to the company's corporate merger and establish a "Statement of Fair Business Principles" was excludable as a personal grievance when brought by stockholder who had unsuccessfully sued the company to recover a finder's fee that he alleged was due in connection with the merger); *Station Casinos, Inc.* (avail. Oct. 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when brought by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); *International Business Machines* (avail. Jan. 31, 1995) (proposal to institute an arbitration mechanism to settle customer complaints excludable when brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product).

We believe that it is clear that the Proposal and supporting statement on its face relates to the redress of a personal claim against the Company. We also believe that, given the Proponent's history with the Company related to his lawsuits, the Proposal would be excludable as relating to redress of a personal claim or grievance even if the Proposal on its face involved a matter of general interest to all stockholders. Release No. 34-19135 (avail. Oct. 14, 1982) (stating that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). For example, in *The Dow Chemical Co.* (avail. Mar. 5, 2003), a proposal was properly excluded where it requested that the board "establish a Review Committee to investigate the use and possible abuse of its carbon tetrachloride and carbon disulfide products as grain fumigants by grain workers" and issue a report on how to compensate those injured by the product. While the proposal on its face might have involved a matter of general interest, the Staff granted no-action relief because the proponent was pursuing a lawsuit against the company on the basis of an alleged injury purportedly tied to the grain fumigants. Similarly, in *MGM Mirage* (avail. Mar. 19, 2001), a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions was found to be excludable under Rule 14a-8(i)(4) when submitted by a proponent who had filed a number of lawsuits against the company based on its decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos. *See also Medical Information Technology, Inc.* (avail. Mar. 3, 2009) (proposal that the company comply with government regulations that require businesses to treat all stockholders the same was excludable as a personal grievance when brought by a former employee of the company who was involved with an ongoing lawsuit against the company regarding claims that the company had undervalued its stock); *State Street Corp.* (avail. Jan. 5, 2007) (proposal that the company separate the positions of chairman of the board and CEO and provide for an independent chairman was excludable as a personal grievance when brought by a former employee after being ejected from the company's previous annual meeting for disruptive conduct); *Sara Lee Corp.* (avail. Aug. 10, 2001) (permitting Sara Lee to omit a stockholder proposal regarding a policy for pre-approval of certain types of payments where the proponent had a personal interest in a subsidiary which the company had sold and where the proponent participated in litigation related to the subsidiary and directly adverse to Sara Lee).

Here, the Proponent submitted a stockholder proposal regarding the Company's alleged "fraudulent activities" relating to mortgage lending at DHI Mortgage where the Proponent made such allegations in connection with the Proponent's personal litigation against the Company and throughout his ongoing campaign against the Company, its subsidiaries and various Company officers and personnel. *See* Exhibit A. As in the no-action letter precedent discussed above, it is clear from the facts that the Proponent is using this Proposal as a tactic to seek redress for his personal grievance against the Company, and thus the Proposal is excludable under Rule 14a-8(i)(4).

C. Request for Future No-Action Relief

We also ask that the Staff further state that such no-action relief shall apply to any future submissions to the Company of the same or a similar proposal by the Proponent, and that this letter be deemed to satisfy the Company's future obligations under Rule 14a-8 with respect to the same or similar proposals submitted by the Proponent. The Staff has permitted companies to apply no-action responses to any future submissions of a same or similar proposal by a proponent where a proponent has a long-standing history of confrontation with a company, and that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, SLB 14 ("In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance."). *See also General Electric Co.* (avail. Dec. 20, 2007); *General Electric Co.* (avail. Jan. 12, 2007) (discussed above); *Cabot Corporation* (avail. Nov. 4, 1994); *Texaco, Inc.* (avail. Feb. 15, 1994); *General Electric Co.* (avail. Jan. 25, 1994).

As noted above, the Proposal represents the second stockholder proposal that the Proponent has submitted to the Company and the latest in a series of actions that the Proponent has taken over the last five years to pursue his claims against the Company. *See D.R. Horton, Inc.* (avail. Nov. 21, 2008) (concurring in the exclusion of the Proponent's proposal under Rule 14a-8(f) where the proposal requested, among other things, that the Company adhere to all laws, codes and regulations and enforce Company policies regarding business conduct for employees, officers and directors). Thus, it is apparent that the Proponent continues to pursue his personal grievances with the Company. The Proposal involves a topic similar to those addressed in the proposal submitted by the Proponent for the Company's 2009 Annual Meeting of Stockholders, for which the Company requested, and was granted, no-action relief under

Rule 14a-8(f) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information. *See D.R. Horton, Inc.* (avail. Nov. 21, 2008). Moreover, as also noted, the Proponent has made it clear that he intends to continue submitting stockholder proposals to the Company in the future in order to advance his position. Specifically, in the Proponent's response to the Company's deficiency notice, the Proponent stated: "My intent is to be a lifelong DHI shareholder and to hold the requisite number of shares to entitle me to submit proposals indefinitely . . . ." *See* Exhibit A.

In light of the no-action letter precedent, the fact that the Proponent submitted a similar proposal last year and the apparent intention of Proponent to continue his attempts to use the Company's annual stockholders' meetings to advance his grievance, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action if the Company relies on Rule 14a-8(i)(4) to exclude from all future proxy materials all future proposals of the Proponent that are identical to or similar to the Proposal.

II. Alternatively, The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponent submitted a prior version of the Proposal to the Company in a letter dated July 27, 2009, which the Company received on July 26, 2009. *See* Exhibit C. The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, the Company's stock records did not indicate that the Proponent was the record owner of sufficient shares of Company stock to satisfy the requirements of Rule 14a-8(b).

Accordingly, because the Company was unable to verify in its records the Proponent's eligibility to submit the Proposal, the Company sought verification from the Proponent of his eligibility to submit the Proposal. The Company sent via Federal Express a letter on August 6, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a stockholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit D. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice informed the Proponent that "[the Company has] not received proof that [the Proponent has] satisfied Rule 14a-8's ownership requirements as of the date that the [Proposal was] submitted to the Company." The Deficiency Notice stated that the Proponent must submit sufficient proof of ownership of Company shares, and further stated:

As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the [Proposal was] submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

Federal Express records confirm delivery of the Deficiency Notice to the Proponent at 1:46 p.m. on August 7, 2009. *See* Exhibit E.

The Proponent responded in a letter dated August 14, 2009, which the Company received on the same date (the "Proponent's Response"). However, the Proponent's Response did not include documentary evidence of the Proponent's ownership of Company shares and, instead, appeared to suggest that the Proponent did not meet the share ownership requirements of Rule 14a-8 as of the date that the Proponent submitted the Proposal. *See* Exhibit A.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the information provided by the Proponent in the Proponent's Response did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). As described above, the Company received the Proposal on July 26, 2009. The Company timely sent the Deficiency Notice by Federal Express on August 6, 2009, which was within 14 days of receiving the Proposal, and the Proponent received the Deficiency Notice on August 7, 2009. The Proponent's Response, dated August 14, 2009, did not include proof of ownership of the Company's shares as of the date the Proponent submitted the Proposal, and the Company has not otherwise received any such proof of ownership.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- according to the Company's stock records, the Proponent was not a record owner of sufficient shares;
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the stockholder proposal rules set forth in Rule 14a-8 was enclosed.

The Proponent's Response was insufficient to substantiate eligibility to submit a proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

On numerous occasions the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Time Warner Inc.* (avail. Feb. 19, 2009); *Alcoa Inc.* (avail. Feb. 18, 2009); *D.R. Horton, Inc.* (avail. Nov. 21, 2008); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). Similarly, in this instance, the Proponent failed to provide sufficient documentary support of his ownership of the Company's shares, despite the Company sending him the Deficiency Notice in a timely fashion.

We believe that the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent's Response did not include any information sufficient to substantiate the Proponent's ownership of the requisite number of Company shares as of the date the Proposal was submitted to the Company. Moreover, statements in the Proponent's Response appear to suggest that the Proponent did not own the requisite amount of Company shares for one year as of the date that the Proponent submitted the Proposal to the Company. Thus, despite the

Deficiency Notice, the Proponent has failed to provide the Company with satisfactory evidence of the requisite ownership of Company shares as required by Rule 14a-8(b). Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (817) 390-8200 ext. 8131, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Thomas B. Montano

Thomas B. Montano

Enclosures

cc: Patrick Missud

EXHIBIT A

-----Original Message-----
From: pat missud [mailto:missudpat@yahoo.com]
Sent: Friday, August 14, 2009 10:35 AM
To: Thomas B Montano
Cc: dennis barghaan; ***FISMA & OMB Memorandum M-07-16***
Subject: Missud 14A8 Proposal for DHI's 2010 Shareholders' Meeting

Mr. Montano,

This cover letter and enclosure/attachment are to remedy the defects per your August 6, 2009 letter.

Rule 14a-8(b)(1)
Requisite number of shares- According to my Wells Fargo brokerage account, I own over $2000 in DHI market value. The majority of the shares were purchased December 2, 2008. These shares must be held at least one year by the date I submit my proposal. I have submitted my proposal as of this date, and will again "submit my proposal" at least once on or after December 2, 2009 to qualify under 14a-8(b)(1).

Rule 14a-8(b)(2)
My intent is to be a lifelong DHI shareholder and hold the requisite number of shares to entitle me to submit proposals indefinitely, inclusive of the 2010 Shareholders' meeting date.

Federal agents and DHI Board
In closing, please know that my Proposal merely requests that the DHI Board guarantee that DHI and its affiliates are neither participating in any ultra vires acts nor conducting business outside of the law. In light of the recent Beazer deferred prosecution and the many other builders/affiliated lenders which have already been discovered illegally originating mortgages, the Proposal is necessary to restore confidence in DHI, DHI Mortgage and their shareholders. The DHI Board's refusal to publicly commit to following state and federal laws will likely speak louder than if they ratify the Proposal on and for the record. By the time the Board convenes for the 2010 Shareholders' Meeting, there will be a very well established record of the submitted Proposal and of the facts outlined in my August 8, 2009 letter. Media and Wall Street will have already received notice of these documents and will be awaiting the SEC/DOJ/DHI response to either ratifying or ignoring the Proposal.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 14, 2009

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102

Re: Proposal for Action [Proposal]
Via: Certified #7009 0080 0001 6752 8733, and e-mail: tbmontano@drhorton.com,
FISMA & OMB Memorandum M-07-16

Attention DHI Board of Directors, Corporate Counsel, and Federal Agents,

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Proposal which supersedes all others I have submitted for DHI's forthcoming 2010 shareholder meeting.

PROPOSAL FOR ACTION

On July 1, 2009 the DOJ, HUD and SEC deferred prosecution against Beazer Homes which admitted to several fraudulent mortgage origination and accounting practices, and agreed to provide $50 million in restitution for consumers in and around North Carolina. Some of Beazer's mortgage fraud included interest rate manipulation, inflating home base prices to cover incentives, and lack of due diligence when completing stated income loans.

There is overwhelming evidence that DHI has also engaged in the same fraudulent activities as Beazer, but on a larger nationwide scale. Under the Freedom of Information Act, over 205 pages of consumer complaints are available from the FTC regarding DHI's fraudulent nationwide mortgage origination in over 17 states. In Virginia's federal circuit, HUD submitted nearly 7700 administrative records showing that DHI and other builders violated RESPA laws [08-cv-01324]. In Georgia, the Yeatman class action alleges similar RESPA violations specific only to DHI, [07-cv-81]. At DHI Virginia's Rippon Landing development, the FBI discovered appraisal fraud to boost home sale prices. The Southern California Wilson class action alleges antitrust tying of DHI's mortgage services to home sales [08-cv-592]. Dozens of other private actions such as Betsinger, Dodson and Moreno have been filed in state and federal courts from coast to coast alleging similar DHI Mortgage fraud. Publicly posted web sites also corroborate these findings with hundreds of consumer complaints dealing with DHI's fraudulent mortgage originations and illegal tying of DHI Mortgage's services to home sales. The "consumeraffairs" website is already a top search result when merely searching for "D R Horton." Dozens of other consumer protections sites similarly and independently report the same fraudulent DHI mortgage origination. Even the most recent J D Power's new home builder origination study rates DHI Mortgage with only 679 points out of 1000. The resulting ranking is just slightly better than Countrywide, one of DHI's "preferred lenders," and Ryland, two companies already found involved in rampant predatory lending and mortgage fraud.

Compounding these findings is that as early as June 2007, Chairman Horton and CEO Tomnitz each personally acknowledged receipt for summons and complaints, wherein their participation in predatory lending was exhaustively detailed [07-cv-2625 and http://www.donaldtomnitzisacrook.info/Demand_on_Board.html]. To this day, CEO Tomnitz still materially misleads investors in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." [End 2d Qtr Earnings Conference Call].

Resolved: That DHI audit its subsidiary DHI Mortgage for compliance with all federal and state laws, and confirm that DHI Mortgage conforms to the requirements contained within DHI's own corporate governance documents.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 14, 2009

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102

Mr. Montano,

This cover letter and enclosure/attachment are to remedy the defects per your August 6, 2009 letter.

Rule 14a-8(b)(1)

Requisite number of shares- According to my Wells Fargo brokerage account, I own over $2000 in DHI market value. The majority of the shares were purchased December 2, 2008. These shares must be held at least one year by the date I submit my proposal. I have submitted my proposal as of this date, and will again "submit my proposal" at least once on or after December 2, 2009 to qualify under 14a-8(b)(1).

Rule 14a-8(b)(2)

My intent is to be a lifelong DHI shareholder and hold the requisite number of shares to entitle me to submit proposals indefinitely, inclusive of the 2010 Shareholders' meeting date.

Federal agents and DHI Board

In closing, please know that my Proposal merely requests that the DHI Board guarantee that DHI and its affiliates are neither participating in any ultra vires acts nor conducting business outside of the law. In light of the recent Beazer deferred prosecution and the many other builders/affiliated lenders which have already been discovered illegally originating mortgages, the Proposal is necessary to restore confidence in DHI, DHI Mortgage and their shareholders. The DHI Board's refusal to publicly commit to following state and federal laws will likely speak louder than if they ratify the Proposal on and for the record. By the time the Board convenes for the 2010 Shareholders' Meeting, there will be a very well established record of the submitted Proposal and of the facts outlined in my August 8, 2009 letter. Media and Wall Street will have already received notice of these documents and will be awaiting the SEC/DOJ/DHI response to either ratifying or ignoring the Proposal.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.
Cc:……

EXHIBIT B

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

January 16, 2009

Re: Demand on DHI Board of Directors to enforce corporate rights.
Via: Email: tbmontano@drhorton.com, Certified #7008 1300 0002 0824 3853

Attention DHI Board of Directors and Corporate Counsel,

This notice is a preliminary requirement to formal filing of a shareholder derivative action under the SEC and other federal and/or state statutes. I am making this demand as a DHI shareholder and not in conjunction with any other state or federal actions in which I may be involved, either as plaintiff, counsel or informant.

Please read the accompanying amended Proposal for Action pursuant to the Securities Exchange Act of 1934, Rule 14a8 for the details regarding DHI's ultra vires acts. Considering the ongoing nationwide violation of state and federal laws, it seems clear that certain agents and DHI Board of Directors have sponsored and furthered these ultra vires acts.

I believe that an appropriate solution would be for all mal or nonfeasant agents, Directors, and/or Officers have their association severed with DHI as per the: Corporate Governance Principles; Audit Committee Charter; Compensation Committee Charter; Nominating and Governance Committee Charter; Code of Ethical Conduct for the CEO, CFO, and Senior Financial Officers; Complaint Procedures for Accounting, Internal Control, Auditing and Financial Matters and Complaint Procedures for Employee Matters and; Corporate Code of Business Conduct and Ethics for Employees and Directors.

Cordially,

/S/ Patrick Missud

Patrick Missud
Encl.
Cc: HUD 7008 1300 0002 0824-3860; FTC -3877; DOJ -3884
Attn: DHI Corporate Counsel: Buschachter, Morice, Buchanan, Galland, Harbour

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

January 16, 2009

Att'n: D R Horton Corporate Counsel
D R Horton Tower
301 Commerce Street
Fort Worth, Texas, 76102

Re: Securities and Exchange Act (1934) Rule 14a-8: Proposal for Action at D. R. Horton's [DHI] 20010 Annual Stockholder's Meeting
Via: Email: tbmontano@drhorton.com, Certified #7008 1300 0002 0824 3853

Attention D. R. Horton Corporate Counsel,

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Proposal for Action for DHI's 2010 Annual Meeting:

As stated within DHI's Form 10-K, first and second time home buyers comprise the corporation's core business. As such, particular attention should be paid in attracting, satisfying and keeping this consumer base for possible repeat business. However, there are several established DHI business practices which have the tendency of damaging the corporate reputation as well as deterring consumers' loyalty. These allegations are supported by the following documented practices, facts, internet listings, state and federal court records etc.

Nationwide Warranty Misrepresentation:
Year after year, DHI ranks among the lowest or last in customer warranty satisfaction as reported by JD Powers and Associates, an independent third party auditor. DHI misrepresents on its own web site that "D.R. Horton and its staff of professionals are dedicated to prompt, polite response to homebuyers' requirements and needs. This philosophy has resulted in a reputation that leads to significant repeat and referral business." However, hundreds of consumers have lodged their complaints on the web with a myriad of sources such as CityData, Consumer Affairs, Rippoff Report, HOBB, drhortonsucks.info, state BBB's, and various state consumer protections divisions inclusive of regulatory Contractors' Boards. Please note that consumers submitting complaints to www.consumeraffairs.com have their dissatisfaction sometimes listed immediately below DHI's own web link, and always on the first page of an internet web search. Several of these same consumers have also unequivocally stated that they would never again buy a DHI built home. A half dozen DHI insiders have also confirmed that

warranty is a very low corporate priority.

Federal and State Environmental Violations, and Land Sale Misrepresentation:
Quick easy research through nationwide court records, and at publicly available web links shows that in at least seven states, EPA laws were violated and that land conditions were misrepresented by DHI prior to sale. Buda County Texas' Garlic Creek was contaminated with radioactive materials and heavy metals due to DHI's upstream rough grading. On March 26, 2008, in Montgomery County Maryland's Del Mar Farms development, DHI was found civilly liable for concealing the presence of MTBE and hydrocarbons in the groundwater. In East Hempfield Township Pennsylvania, lab reports indicate that DHI did not perform additional and required testing for arsenic and lead which exceeds direct residential contact limits. In Simi Valley California, class action residents were misinformed about the neighboring military defense contractor which uses over a dozen of the top 20 carcinogens in the manufacture of munitions [Case #369796 Beaudet v. Western Pacific Housing]. In Southern Nevada's Log Cabin communities, DHI downplayed the danger of immediately adjacent high tension electrical distribution towers and EMF located well within internationally accepted distance limits to residential housing. Recorded CC&R's and consumer acknowledgments neglect to mention that recent studies have causally linked EMF to childhood leukemia and brain tumors. www.drhortonhomeofhorrors.com. As recently as July 2008, in Maricopa County Arizona, DHI had 17 air quality violations. In Beaufort South Carolina, an entire community was told that the adjoining golf course would remain in operation until 2010, when in fact the parcel had been sold for development at the time of the misrepresentation [D R Horton v. Champoux 06 CP 071658]. Other consumers report incidents whereby adjoining garbage dumps, dairy farms, fire houses, neighboring developments, rail stops, boat launches, parks and various planned public amenities are misrepresented in scope, temporal operation, or just not built at all. In every case, the appraised land value is inflated by DHI prior to sale as compared to its actual worth, but only discovered by consumers after purchase.

Federal and State Tax Mischaracterization:
On March 19, 2008, Albert Kroll, former New Jersey Commissioner of Labor, filed a RICO suit in Middlesex County for DHI's mischaracterizing of its work force to avoid labor laws and the payment of various labor related taxes on behalf of a major labor union. These are the same allegations as were investigated by U.S. Attorney Steve Cole in Punta Gorda Florida in early 2004, and now again being alleged in at least Southern Nevada and California.

Banking and Appraisal Fraud:
In December 2007, the FBI's Adam Lee conducted an investigation at the Rippon Landing development in Virginia where DHI homes were being sold at irrational and unsupportable premiums in the recent housing downturn. In 2004, Las Vegas homes were appraised at a higher value but only if DHI Mortgage originated the loan. Recent and current 'un-auction' sales have and are bundling incentives such as furnishings and paid credit card debts into the loans which are starting to garner FBI scrutiny nationwide.

Federal and State Predatory Lending, Mortgage Fraud and Deceptive Practices:
Quick research in no less than 5 federal judicial districts and over a dozen states finds an onslaught of recent 2007 and 2008 allegations of mortgage fraud by affiliate DHI Mortgage [DHIM]. In the southern district of Georgia, the Yeatman RESPA case alleges the illegal compulsory use of DHIM #81-BAE-GRS. In Virginia, the Dodsons have brought suit under TILA alleging the compulsory use of DHIM #A-07-CA-230. In Northern California Missud has brought suit under deceptive trade and common law fraud alleging the compulsory use of DHIM #C-07-2625 JL. In the southern district of California, the Wilson class action was filed alleging federal antitrust and state deceptive trade practices charging compulsory use of DHIM #08-CV-00592. In the eastern district of Pennsylvania the Stauffers have again alleged deceptive trade practices #08-CV-03459-PD. In South Carolina, Ivey, a former DHI employee has alleged a wide array of deceptive business practices and SEC misrepresentations/violations by DHI #08-598-CMC.

Major Nationwide Structural and Construction Defects:
As recently as June 2008, a class action suit based in construction defects, water intrusion and subsequent mold infestation is being organized by attorney Kirchner for DHI consumers on Daniel Island, South Carolina. Earlier in Colorado, the 86 owners of St. Andrews at Plum Creek Condo Association filed a similar structural defect, water intrusion law suit which was settled for more than $25 million. In January 2007, at DHI's Folsom County California Empire Ranch development, a class action suit was filed by Anderson and Kriger alleging major stucco cracking and water infiltration which may have been brought on due to insufficient structural bracing. In May 2007, inspection records for DHI's Yuba County California Plumas Lake Community had been forged to misrepresent that structural components had been inspected to speed DHI production schedules. In July 2005, Scott Sullan negotiated a $39.5M settlement for 226 Summit at Rock Creek condo owners in Colorado, for the failure of their concrete foundations and slabs. Numerous DHI informants from Florida have also stated that concrete slabs are not permitted to harden before the frames are built over sill plates. A former DHI production manager has stated that DHI expects homes to be completed within 30 days on concrete foundations which require 28 days to completely cure. Texas consumers near Houston, in Sugarland, and North Dallas are now alleging similar failure of their own concrete foundations and slabs.

Proposal for Action:
Resolved: I propose that DHI shareholders request that the DHI Board of Directors support the following six enumerated principles and actions in order to preserve DHI's reputation, maintain its customer base, foster repeat business, and increase share value:
1. Improve warranty services to at least address consumers' major warrantable construction defects, so that their homes are covered as expressly guaranteed under written DHI warranty contract; and
2. Cease misrepresenting the status of home lots sold to consumers, and that of adjoining parcels. DHI should stand behind oral and written statements, regarding the quality, condition, planned improvements, amenities, zoning or other status affecting land for sale within developments, and that of adjoining land, and develop according to approved and

filed master plans in a timely fashion; and
3. Improve labor relations and not seek to circumvent or avoid union, state and federal regulations inclusive of OSHA, labor laws, workmen's compensation, and payroll taxes; and
4. Adhere to all federal, state and municipal tax, real estate, lending, banking, franchise, SEC, accounting, reporting, construction, labor and other applicable laws, codes and regulations; and
5. Improve construction quality so that structural components are not 'value engineered' for the sake of short term cost savings at the expense of long term quality and consumer safety and satisfaction. Strike a better balance between the production schedule and overall rough and finish quality so that consumers' complaints regarding major construction defects and finish quality drop in severity and frequency; and
6. Enforce the explicit DHI policies regarding business conduct for agents, employees, officers and directors which are already codified in at least six DHI corporate documents. As per these policies, terminate agents, employees, officers and directors responsible for mismanaging DHI and responsible for illegal ultra vires acts in the 27 individual market states as well as at the corporate headquarters in Fort Worth.

Please print this Proposal for Action in its entirety. If necessary to abide by maximum word count or other submission requirements, then I will forward a condensed or otherwise edited version of this Proposal in a timely fashion.

Cordially,

/S/ Patrick Missud

Patrick Missud
Encl.
Cc: HUD 7008 1300 0002 0824-3860; FTC -3877; DOJ -3884

D·R·HORTON® DHI Listed NYSE
America's Builder

January 29, 2009

VIA FEDERAL EXPRESS

Mr. Patrick Missud
91 San Juan Avenue
San Francisco, California 94112

Dear Mr. Missud:

I am writing on behalf of D.R. Horton, Inc. (the "Company"), which received on January 16, 2009, your letters of the same date, including multiple stockholder proposals for consideration at the Company's 2010 Annual Meeting of Stockholders (collectively, the "Proposals"). Your Proposals contain certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

I. Share Ownership Deficiency

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposals were submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares, specifically, sufficient proof of how many Company shares you own and when you acquired those shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposals were submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

In addition, under Rule 14a-8(b), a stockholder must provide the company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the proposal will be voted on by the stockholders. In order to correct this procedural defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2010 Annual Meeting of Stockholders.

II. Multiple Proposals

Pursuant to Rule 14a-8(c) under the Exchange Act, a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. We believe that your Proposals constitute more than one stockholder proposal. You can correct this procedural deficiency by submitting a single stockholder proposal, addressing only one of the matters set forth in your submission.

III. Word Count

Rule 14a-8(d) of the Exchange Act requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. Your Proposals, including your supporting statement, exceed 500 words. To remedy this procedural defect, you must revise your submission so that it does not exceed 500 words.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at D.R. Horton Tower, 301 Commerce Street, Suite 500, Fort Worth, TX 76102. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

D.R. Horton, Inc.

Thomas B. Montano

Thomas B. Montano

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell

February 24, 2009

Thomas B. Montano
301 Commerce St., Suite 500
Fort Worth, TX, 76102

Re: Missud Proposal, Rule 14A8
Via: Certified 7008 1300 0002 0824 3914

Dear Mr. Montano,

This letter in reply to yours of January 29, 2009.

Last year I did my best to purchase sufficient shares to exceed the prerequisite minimum $2000 market value condition. If the DHI Board of Directors stopped practicing RICO, then maybe "DHI stock would trade at a premium to its peers." That also might "reflect in clear leadership in stock valuation" which would mean that I qualify for next years proxy materials. [http://www.donaldtomnitzisacrook.info/Tomnitz_Emails.html].

In the meantime my consumer protections efforts redouble. Either stock valuation suffers and I win, or I achieve the $2000 minimum and I win. You will receive another 14A8 submission by year's end.

Cordially

Patrick Missud, Esq.
Encl.

EXHIBIT C

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

July 27, 2009

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102

Re: Proposal for Action
Via: Certified #7009 0080 0001 6752 8672, and e-mail: tbmontano@drhorton.com, eising@gibsondunn.com, ***FISMA & OMB Memorandum M-07-16***

Attention DHI Board of Directors, Corporate Counsel, and Federal Agents,

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Proposal for Action for DHI's forthcoming 2010 shareholder meeting:

PROPOSAL FOR ACTION

On July 1, 2009 the DOJ, HUD and SEC deferred prosecution against Beazer Homes which admitted to several fraudulent mortgage origination and accounting practices, and agreed to provide $50 million in restitution for consumers in and around North Carolina. Some of Beazer's mortgage fraud included interest rate manipulation, inflating home base prices to cover incentives, and lack of due diligence when completing stated income loans.

There is overwhelming evidence that DHI has also engaged in the same fraudulent activities as Beazer, but on a larger nationwide scale. Under the Freedom of Information Act, over 205 pages of consumer complaints are available from the FTC regarding DHI's fraudulent nationwide mortgage origination in over 17 states. In Virginia's federal circuit, HUD submitted nearly 7700 administrative records showing that DHI and other builders violated RESPA laws [08-cv-01324]. In Georgia, the Yeatman class action alleges similar RESPA violations specific only to DHI, [07-cv-81]. At DHI Virginia's Rippon Landing development, the FBI discovered appraisal fraud to boost home sale prices. The Southern California Wilson class action alleges antitrust tying of DHI's mortgage services to home sales [08-cv-592]. Dozens of other private actions such as Betsinger, Dodson and Moreno have been filed in state and federal courts from coast to coast alleging similar DHI Mortgage fraud. Publicly posted web sites also corroborate these findings with hundreds of consumer complaints dealing with DHI's fraudulent mortgage originations and illegal tying of DHI Mortgage's services to home sales. The "consumeraffairs" website is already a top 5 search result when merely searching for "D R Horton." Dozens of other consumer protections sites similarly and independently report the same fraudulent DHI mortgage origination. Even the most recent J D Power's new home builder origination study rates DHI Mortgage with only 679 points out of 1000. The resulting ranking is just slightly better than Countrywide and Ryland, two companies already found involved in rampant predatory lending and mortgage fraud.

Compounding these findings is that Chairman Horton and CEO Tomnitz each personally acknowledged receipt for summons and complaints in June 2007, wherein the details of their participation in predatory lending were exhaustively detailed [07-cv-2625 and http://www.donaldtomnitzisacrook.info/Demand_on_Board.html]. To this day, CEO Tomnitz still materially misleads investors in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." [End 2d Qtr Earnings Conference Call].

Resolved:

1. That DHI audit its subsidiary DHI Mortgage for compliance with all federal and state laws, and confirm that DHI Mortgage conforms to the requirements within corporate governance documents.
2. That DHI, its officers and agents cooperate with any current or future state and/or federal investigations regarding past and current mortgage originations.

Cordially,

/S/ Patrick Missud

____

Patrick Missud, shareholder.

EXHIBIT D

D·R·HORTON® DHI NYSE
America's Builder

August 6, 2009

VIA FEDERAL EXPRESS, E-MAIL and
FAX (415) 584-7251

Mr. Patrick Missud
91 San Juan Avenue
San Francisco, California 94112

Dear Mr. Missud:

I am writing on behalf of D.R. Horton, Inc. (the "Company"), which received on July 26, 2009, your letter dated July 27, 2009, including two stockholder proposals for consideration at the Company's 2010 Annual Meeting of Stockholders (collectively, the "Proposals"). Your Proposals contain certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

I. Share Ownership Deficiency

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposals were submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares, specifically, sufficient proof of how many Company shares you own and when you acquired those shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposals were submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

In addition, under Rule 14a-8(b), a stockholder must provide the company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the proposal will be voted on by the stockholders. In order to correct this procedural defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2010 Annual Meeting of Stockholders.

II. Multiple Proposals

Pursuant to Rule 14a-8(c) under the Exchange Act, a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. We believe that your Proposals constitute two stockholder proposals. Moreover, you already submitted by letters dated January 16, 2009 multiple stockholder proposals for consideration at the same Company Annual Meeting of Stockholders. You can correct this procedural deficiency by selecting a single stockholder proposal from among your proposals submitted in letters dated January 16, 2009 and July 27, 2009.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at D.R. Horton Tower, 301 Commerce Street, Suite 500, Fort Worth, Texas 76102. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

D.R. Horton, Inc.

Thomas B. Montano

Thomas B. Montano

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT F

-----Original Message-----
From: pat missud [mailto:missudpat@yahoo.com]
Sent: Tuesday, August 11, 2009 11:03 AM
To: Thomas B Montano
Cc: dennis barghaan; ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Shareholder Proposal - Deficiency Notice Letter

Thank you Mr. Montano for communicating with me after my return to the office. Your cooperation is duly noted.

I will revise my 14A8 shortly to comply with your terms.

Please keep in mind that all that I wish is for the Board, inclusive of Donalds Tomnitz and Horton to abide by state and federal laws.

Thank you in advance,

Patrick Missud

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell

August 11, 2009

William Patterson

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Re: D. R. Horton Board's dismissal of your 9-5-07 letter wherein all that you demand is that they mitigate Beazer type predatory lending. http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_D R_Horton_Board.pdf

Via: First class mail, ***FISMA & OMB Memorandum M-07-16***
tbmontano@drhorton.com

Dear Mr. Patterson,

D R Horton has been caught in fraud four times as large as the $50M July 1, 2009 DOJ/SEC/HUD deferred prosecution against the Beazer corporation. http://charlotte.fbi.gov/dojpressrel/2009/ce070109.htm

DHI received my shareholder proposal for action wherein all that I ask is for the Board to abide by state and federal law regarding DHI's mortgage origination.

The Board has and is refusing to publicly commit to be law abiding. Perhaps you would like to weigh in on this matter.

Cordially,

____

Patrick Missud;
DHI shareholder

WGBH, Frontline
P.O. Box 55875,
Boston, MA 02205-5875

Story Editor, Frontline
One Guest Street
Boston, MA 02135

CBS News, 60 Minutes
555 West 57th Street,
New York, NY 10019

ABC News, 20/20
7 WEST 66th Street,
New York, NY 10023

NBC News, Dateline
30 Rockefeller Plaza,
New York, N.Y. 10112

CNN NY, Lou Dobbs
92nd Street Y
1395 Lexington Ave.
New York, NY 10128

Primetime
147 Columbus Avenue
New York, NY, 10023

20/20
147 Columbus Avenue
New York, NY, 10023

Thomson Reuters,
3 Times Square,
New York, NY 10036

Associated Press,
450 W. 33rd St,
New York, NY 10001

Scripps Broadcasting,
312 Walnut Street,
2800 Scripps Center,
Cincinnati, OH 45202

-----Original Message-----
From: pat missud [mailto:missudpat@yahoo.com]
Sent: Tuesday, September 15, 2009 11:21 AM
To: Thomas B Montano
Cc: dennis barghaan; ***FISMA & OMB Memorandum M-07-16***
Subject: Missud 14 A 8 Proposal for Action

Good afternoon gentlemen,

What is the progress on my Proposal? I am more than willing to provide additional documentation to ensure that DHI abides by existing laws.

Agent Barghaan, there have been updates to www.drhortonsjudges.info

Cordially,

Patrick Missud
Proponent

EXHIBIT G

-----Original Message-----
From: pat missud [mailto:missudpat@yahoo.com]
Sent: Monday, April 28, 2008 6:42 PM
To: Leonard E. Marquez
Subject: criminals and incarceration

Mr. Marquez,

Please tell your former clients that it only takes minutes these days to inflict substantial economic damage to their RICO operations.

Let my intent be very clear.... The criminals will never enjoy the fruits of their illegal operations. I will eviscerate their company, deplete their vast bank accounts, destroy their reputations and hopefully cause as much psychological and physiological damage to them as they have to thousands of better Americans.

Sincerely,

Patrick Missud,

-Son of a mother who was shot at in Europe while Hitler's Panzers were cruising through France, and of a father whos relatives were slaughtered during the Tunisian revolution.

Taking on this $8B corporation is nothing. You just need a little perspective.

EXHIBIT H

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office/fax
415-845-5540 cellular

April 15, 2008

Wood, Smith, Henning and Berman LLP
c/o Joel D. Odou
7670 West Lake Mead Blvd., Ste. 250
Las Vegas, NV, 89128-6652

Re: A551662
Via: Fax 702-253-6225

Dear Mr. Odou,

Its my great pleasure to again hear from you. In our former matters you and all your Sesame Street friends made things very difficult and expensive for me in court. In response, my solution was to make my puny personal grievance 10,000 times more expensive for Elmo and Grover (Horton and Tommitz). In only a few short months after changing strategies, lets just say that I made things somewhat *difficult for your multi billion dollar clients* and their eight known attorneys working on that case. Have I mentioned that my legal team is now even larger than theirs? I literally can't even begin to tell you about the federal and state authorities chomping at the bit to get a piece of the action. All these guys make it look like a scrum or scene out of Cops™,.....bad boys, bad boys.......

We both know that your firm will challenge the validity of the services in A551662 and has already scheduled other silly delay tactics. I will either get local Nevada representation or pay for the bond out of my multi million dollar cut from CV 592. As before, my reaction is to make things horrendously expensive for the brothers from Deliverance ™ outside of court. Its now again time to sponsor as many class actions regarding construction defects, misrepresentations and fraud as possible, and to inform wall street, the fed, state attorneys general, consumer groups, activists, the media.......of my progress. To make it time efficient for me to oppose your many motions, I might as well continue locally with another Nevada class action for fraud and deceptive trade practices for tying DHI Mortgage to sales of homes. The complaint is already 110% written and will parallel the San Diego filing. All I have to do is delete the Sherman antitrust claim and select five or ten representative plaintiffs from the hundred or so in my Nevada file. Well done, my second puny grievance has now increased at least 100 fold. That strategy of demanding a bond was quite the coup de gras.

All individual attorneys' contributions in furtherance of well documented D R Horton fraud and other crimes will ultimately be nationally exposed. Your firm will of course receive dishonorable mention and recall that you have already perjured yourself in statements to former Deputy Commissioner EckHardt. I've lost count of the *hundreds* of victims within my nationwide database which support the rampant criminality at D R Horton, aka Enron II, and could make our affairs front page news. Despite all my media contacts however, I have muted myself in not having jettisoned this cat from its bag. Tell the hicks in Texas I will stop once they are snuggling with Skilling and Fastow.

Always inviting a challenge (compared to thermodynamics, this just isn't),

Patrick Missud, TDF
www.drhortonsucks.info and 14 interlinked sites visited by tens of thousands
Encl.
Cc:, Wall Street, Institutional Investors.

EXHIBIT I

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office
415-845-5540 cell

September 22, 2008

Texas Attorney General Greg Abbott
P O Box 12548
Austin, TX, 78711-2548

Re: **Texas Penal Code § 31.03. THEFT.**
Via: Certified Mail #70081300000208261079, Mail, Email, World Wide Web

---

Attention Attorney General Abbott, 7008 1300 0002 0826 1079

The following Texas statute applies as Equally [as in Federal Equal Protections Act] to both Texas' inner city Black, Latino and otherwise minority community, and the white collar Caucasian elite such as Donalds Tomnitz and Horton. Please know that the media will of course receive a copy of (allegations in) this letter, and *official documented court and government proof, facts and evidence*. The aforementioned criminals will not walk away as has the now infamous Angelo Mozillo of Capitol-Hill-testifying, (formerly) Countrywide fame.

§ 31.03. THEFT

(a) A person commits an offense if he unlawfully appropriates property with intent to deprive the owner of property.

(b) Appropriation of property is unlawful if: (1) it is without the owner's effective consent;

(c) For purposes of Subsection (b):

(1) evidence that the actor has previously participated in recent transactions other than, but similar to, that which the prosecution is based is admissible for the purpose of showing knowledge or intent and the issues of knowledge or intent are raised by the actor's plea of not guilty;

(2) the testimony of an accomplice shall be corroborated by proof that tends to connect the actor to the crime, but the actor's knowledge or intent may be established by the uncorroborated testimony of the accomplice;

(e) Except as provided by Subsection (f), an offense under this section is:

(4) a state jail felony if: (A) the value of the property stolen is $1,500 or more but less than $20,000;

(f) An offense described for purposes of punishment by Subsections (e)(1)-(6) is increased to the next higher category of offense if it is shown on the trial of the offense that:

(2) the actor was in a contractual relationship with government at the time of the offense and the property appropriated came into the actor's custody, possession, or control by virtue of the contractual relationship; or

(3) the owner of the property appropriated was at the time of the offense an elderly individual.

Definitions:
(3) Consent is not effective if: (A) induced by deception or coercion;
(5) "Property" means: (C) a document, including money, that represents or embodies anything of value.

LEGAL ANALYSIS:
(a) Unlawful Appropriation:

In countless federal districts and states throughout the nation, consumers have *filed court complaints* that DHI has unlawfully appropriated money through deceptive trade practices, fraud, or theft by: repeatedly increasing 'good faith estimates' and closing costs; offering bait and switch interest rates; reneging on 'incentives' including cash discounts or upgrades; misrepresenting taxes, HOA and other yearly dues; inflating appraisals; requiring use of more expensive affiliate DHI Mortgage; promising illusory warranty; substituting materials of lesser quality; misrepresenting the status of transferred or adjoining land and amenities; .... Several consumers have even already received favorable judgments in these very same regards. A long and varied list of these cases is included as exhibit 1. [Ex. 1].

Internationally *on the web*, and through state building divisions and BBB's, hundreds of consumers have posted similar complaints regarding all of the above. Within my own database, I have dozens/hundreds of similar stories. A very few of these exhibits are included in a condensed version as exhibit 2 Note that the list was compiled as long as a year ago. Many, many more victim statements are available upon your simple request. [Ex. 2].

(b) Appropriation by ineffective consent:

In federal districts and states throughout the nation, consumers have *filed declarations* stating that their consent to purchase DHI's homes, upgrades and mortgage products was involuntary and *induced by deception or coercion*. As soon as DHI cashes 'forfeitable' deposits, terms once favorable to the consumer are suddenly changed to benefit DHI instead. Please revisit exhibits 2 and new exhibit 3. [Ex. 3].

(c)(1) Similar previous participation as evidence of intent:

Starting February 2004, DHI's Board received certified notice of their attempted theft in my own personal case. Shortly thereafter, I sent DHI evidence of *20 additional consumer-victims* who had actually been defrauded. In September 2005, DHI's chief litigation counsel David Morice submitted a declaration in support of DHI's reply in California case 05-444247 wherein the specifics of the nationwide theft were detailed. Shortly thereafter and for over one year, *dozens more instances of nationwide crime* were brought to DHI's attention. Once again, DHI's chief litigation department acknowledged certified receipt of the dozens of additional fraud. In federal case 07-2625 JL, DHI's CEO Tomnitz and Chairman Horton were each named defendants and received their very own copies of the complaint wherein specifics of their *personal participation* of the nationwide theft was again laid out. DHI was reminded that additional future theft of unwitting consumers would be discovered. *Dozens more instances* of nationwide theft have since been brought to DHI's attention, some as recently as last month. [Ex. 4].

(c)(2) (Un)corroborated testimony of an (accomplice):

Many insiders have chosen not to conspire with DHI's Board to avoid becoming accomplices. They have *corroborated* that DHI policy is, and was, to require a minimum profit on DHI Mortgage services which are bundled with home purchases. After consumers sign purchase contracts, home prices increase or decrease depending on whether DHI Mortgage is used. After consumers sign contracts, locked interest rates and incentives increase and decrease respectively. After consumers sign contracts, origination fees increase and material specs diminish. After consumers sign contracts, ……. DHI gets greedy. Those other *DHI agents who have become the Board's accomplices* have been very prolific and have even corroborated this (allegation). These accomplices have likely defrauded thousands of consumers from Ca, Nv, Fl, Va, Ill, Co, Tx, ……….. [Ex. 1,2,3, new 5, many others are available].

(e)(4) Value of the property stolen:

In virtually every offense, the value of money stolen or appropriated without effective consent exceeds $1500. Indeed, specifically for predatory lending victims, the last minute inflated closing costs are usually by themselves *in excess of this minimum felony threshold.* For warranty victims, the value of bonafide but unwarranted repairs nearly always exceeds this amount. For victims of land misrepresentation, damages are in the tens of thousands. For victims of…… The multiple counts of felony theft are anticipated to be in the thousands. [Ex. 1,2,3,5].

(f)(2) Heightened punishment if contractual relationship with government:

Mortgage loans are *regulated by HUD, insured by the FHA* and monitored through other various federal and Texas entities. Rules regarding interest rate offers, or their fraudulent manipulation, are regulated by the federal banking committee. The Equal Opportunities Committee ensures that minorities are not discriminated against for said mortgage applications, and the ECOA was enacted to prevent disparate issuance of credit for this group. Just last year, DHI originated 96% of the 41,000 HUD, FHA, FBC, ECOA backed, insured and regulated mortgages, many of which under fraudulent terms, targeting minorities for disparate treatment, and absolutely known about with particularity by both Tomnitz and Horton. [Ex. 2 and new 6].

(f)(3) Heightened punishment if offense on an elderly individual:

Back in 2004, Sugarland Tx, fixed income senior Dorina Corrente was promised a 'good faith' 4.018% fixed interest DHI Mortgage originated loan. DHI called her a week before closing to sign the 9% loan they had crafted. Dorina has since had to beg her outside bank to extend the 6% adjustable rate loan which was quickly cobbled together in desperation after DHI's bait and switch. Dorina will even testify under oath in this very regard at the TRCC sunset commission's hearing on September 23, 2008. *For over two years, Tomnitz and Horton were repeatedly notified of this and other similar senior abuses.* I was very clear in warning them through Nevada counsel that if any other seniors were found to have been similarly defrauded, that the "squeal" scene from "Deliverance" would ensue……; then came the discovery of defrauded fixed income retirees Wilson and Marcu. Thankfully, no one took me literally. [Ex. 3 and new 7].

CONCLUSION:

In conclusion, I leave you with a riddle: It migrates south for the winter; waddles when walking; floats in water; "quacks' to its brethren when flying in 'V' formations; tastes great when either smothered in orange-currant glaze, or made crispy and served along side scallions in a Peking plum sauce. What is it?

Unless things are 'made right,' I will cause this to become a national scandal eclipsing Enron, MCI, Tyco, Ameriquest, Countrywide, Bear Stearns, Indymac, Lehman Bros, Merill Lynch, Wachovia, WaMu, Fannie Mae and Freddy Mac ($25B), AIG($85B), …Goldman Sachs/Morgan Stanley rescue…Mortgage Securities Ballout…+$700B…… because *every single federal entity (and Texas)* in a position to act, has had *sufficient evidence* to act *for years* to prevent this egregious white collar criminal activity directly responsible for the (near) collapse of international economies.

On behalf of the thousands/millions of Americans deserving of Equal Protections -and not the very, very few white collar DHI millionaires inclusive of Donald Tomnitz and $1.4B Donald Horton who have to date been above Texas law, Federal law and OUR Constitution,

/S/ Patrick Missud
Encl.
Cc: State Attorneys General; mass media; Wall Street;

U.S. Department of Justice
C/o Director Robert Mueller
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001
#70081300000020826- 1086
7008 1300 0002 0826 1086

Federal Trade Commission, Room 240-H
Consumer Response Center, c/o Donald S. Clark
Washington, DC, 20580
FTC Ref. No. 9548361
#.-1093
7008 1300 0002 0826 1093

Ivy M. Jackson, Director RESPA
US Dept. of HUD
Washington, DC, 20410-8000
#-1109
7008 1300 0002 0826 1109

SEC Complaint Center, c/o Bob Greene
100 F Street NE
Washington, D.C. 20549-0213
#.-1116
7008 1300 0002 0826 1116

U.S. Department of Justice
C/o Michael Mukasey
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001
#-1123
7008 1300 0002 0826 1123

Office of Chief Counsel
Division of Corporation Finance, SEC
100 F Street, NE
Washington, DC, 20549
#-1130
7008 1300 0002 0826 1130

Nevada Attorney General Masto
Grant Sawyer Bldg.
555 E. Washington Ave Suite 3900
Las Vegas, Nevada 89101
#-1147
7008 1300 0002 0826 1147

FBI Field Office, San Francisco
450 Golden Gate Avenue, 13th Flr.
San Francisco, CA, 94102-9523
#-1154
7008 1300 0002 0826 1154

Obama for America
P.O. Box 8102
Chicago, IL 60680
#-1161
7008 1300 0002 0826 1161

John McCain 2008
P.O. Box 16118
Arlington, VA 22215
#-1178
7008 1300 0002 0826 1178

Gibson, Dunn, Crutcher
c/o Elizabeth Ising
Fax: 202-530-9631, 10:00 AM PST

-All other unlimited outlets until justice is finally Equally distributed under the laws.

NOTE: Att'n Federal Agencies: To avoid the resubmission of identical exhibits sent over the course of years, all the above supporting exhibits can be requested either from Attorney General Abbott, or again from my office upon request.

EXHIBIT J

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office
415-845-5540 cellular.

August 6, 2007

Federal Bureau of Investigations
450 Golden Gate Avenue, 13th Floor
San Francisco, CA 94102

Re: Possible witness tampering, and threatening of a federal informant, USC Title 18, Sect 1513.
Via: US Mail

Dear Investigator,

I have recently filed a federal case claiming violations of banking laws, mail fraud, RICO and several other statutes against the $11B D R Horton Corporation. I have also nationally publicized the discovery of these crimes on my Internet web sites which are prominently displayed next to and even before D R Horton's very own. My sites are currently informing about 1000 consumers daily, and conservatively preventing $3M in net fraudulent sales per week for the corporation which has already announced a $1B loss for the year.

At least four times in the recent past I have been the victim of documented vandalization and attempted burglary coinciding with key legal events. Most recently, on August 3, 2007 at approximately 10:00 PM, an explosive was detonated on my truck. At least four of the five events have occurred within days of my having filed complaints to institute legal actions or other documents required to continue legal prosecution. D R Horton's legal teams are informed ahead of time about the documents that I file, or have advance knowledge of their filing by statutorily imposed deadlines.

Enclosed you will find documents supporting all the following allegations:

1. August 22, 2005, I file my first complaint in the San Francisco Superior Court # 05-444247 against D R Horton regarding federal frauds.
August 24, 2005, The home owner's association documents with a picture that my tree is knocked down in the front yard at my Las Vegas home.

2. December 2, 2005, The home owner's association for a second time again documents with a picture the same tree which had just been supported with three steel cables. This time it is sheared off at its base.

December 9, 2005, I re-file the same complaint, previously dismissed without prejudice, under case # 05-447-499 against D R Horton regarding the very same federal frauds.

3. In early and mid June 2006, I served two subpoenas on the Deputy Commissioner for the State of Nevada, Division of Mortgage Lending demanding an explanation as to why my fraud was not investigated. She would later resign her position within the month. I thereafter met with a Deputy Attorney General for the State of Nevada regarding mortgage fraud found throughout my Las Vegas community.
Some time in June 2006, an attempted break in to my home was stopped by my audible alarm which at the time was not monitored by any security company. My neighbor discovered the attempted break in and contacted me in San Francisco.
On or about July 22, 2006, I arrived in Las Vegas and contacted the Henderson Police Dept. They dispatched an officer to document the incident and search for finger prints (report # was issued but not yet located within my files.)
July 28, 2006 I have Monitronics begin monitoring my home alarm system.
November 11, 2006, I had the exterior pane of the cracked dual pane window glass replaced.

4. May 15, 2007, 5:40PM, a second attempted break in to my home is stopped by my audible alarm which at this time is monitored by Maxwell Security Services which instantly contacts me in San Francisco. Officer Schneider is dispatched.
May 17, 2007, I file federal case # 07-2625 JL on behalf of myself and my wife, who is also an attorney, alleging federal frauds including Title 18, Section 1513.

5. August 1, 2007 AM, the current issue of Business Week is printed exposing federal mortgage fraud in the home building industry. Much of the information within the article parallels the information posted on my web sites.
August 2, 2007, I remind D R Horton's defense team that I have been in further contact with state and federal governments, and print and broadcast media regarding the frauds.
August 3, 2007 10:00 PM, an explosive device is detonated on my truck's hood.
August 5, 2007, I collect three neighbor statements to corroborate mine and my wife's, and have the San Francisco Police Dept. document the incident and take photographs.
Officer Curry issues case #070793172.

Thank you in advance for your attention,

Patrick Missud, Esq.
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At D R Horton, in order to sell defective homes with predatory in house originated loans, a little outside help is needed. Building officials need to be bought, state officials put on the payroll, and sympathetic judges enlisted. What consumers don't know will hurt them.

You can't make this stuff up. For verification, you should all visit the official electronic federal court docketing system known as PACER to read the official court documents. Get an account and then type in the case numbers listed in the 'Federal Officials' tab within this site to get access to all the following and within information. This is truly an American tragedy.

A sister site where more information is available, including official FTC records, without having to access PACER is at: **http://www.drhortonhomesstink.info/**

The August 8, 2009 letter immediately below links to dozens of outside third party corroborating sources which overwhelmingly prove DHI's rampant unchecked nationwide RICO.



Patrick Missud
Attorney at Law
91 San Juan Ave

Available at http://www.drhortonsjudges.info/.

San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 8, 2009

Att'n: Defendants and Agencies

Re: Missud v. DHI et al, RICO and Conspiracy to commit RICO
Via: Certified, and e-mail: ***FISMA & OMB Memorandum M-07-16***

Attention Defendants, Agencies and Federal Agents,

This is notice of an imminent RICO and conspiracy to commit RICO suit naming:
RICO operating D R Horton Inc. [DHI] and DHI Mortgage;
Aiding and abetting federal judges Roger Benitez and Saundra Armstrong;
Former South Carolina Magistrate and DHI under the table employee Curtis Coltrane;
Former Nevada Deputy Commissioner and DHI under the table employee Susan Eckhardt;
Criminally enabling defense firms Wendell Rosen Black and Dean, Wood Smith Henning and Berman;
Felonious DHI in house counsel/board members Morice, Buchanan, Buschacher, Galland, Harbour; and
Non feasant State Bars of California, Nevada and Texas.

Syndicated media will first receive copies of the complaint with supporting evidence long before the defendants' summons are served. The following are just the facts, supporting the case for judicial corruption, official corruption, and ethics violations by state Bar members and associations. A limited assortment of official government admissions/records and registered judicial decisions are enclosed or cited, or internet links to web accessible information are provided, or hard copy evidence enclosed with my certified March 18, 2009 letter which you have each positively received. This current letter will soon be posted to **www.drhortonsjudges.info** for media's and Americans' ease of access. My intent is to ruin the reputations of the named individuals and corporations and to expose the various governmental entities responsible for DHI's predatory lending which has cost 300 million Americans trillions of dollars in bail outs while allowing the corporate elite to avoid 'justice.' The compassion that I will now show the named defendants will be similar to that shown by the DHI corporation and its officers towards its own consumers. Every defendant who has "dealt with the devil" will now become a victim of DHI's own corporate fraud and hopefully lose as much as the hundreds/thousands of preyed on, foreclosed and bankrupted DHI consumers found nationwide. Markopoulos exposed Madoff's ponzi scheme which injured only thousands of private investors and several large funds. I plan to expose the miscreants who have caused catastrophic worldwide economic losses.

Rampant Builder/Affiliated Lender RICO:
On July 1, 2009, 8th largest builder/affiliated lender Beazer Homes signed a deferred prosecution agreement, admitted to predatory lending/mortgage fraud, and agreed to $50 Million in consumer restitution. The FBI, SEC and HUD agreed to settle in lieu of prosecuting "Beazer's participation in a scheme designed to increase its mortgage company's profits and sell homes, ... arranging larger loans that consumers could afford, ...fraudulently inflating home prices to offset (incentives)," generally inflating interest rates on the back end, and intentionally overstating consumer income to qualify for home purchases. **http://charlotte.fbi.gov/dojpressrel/2009/ce070109.htm** Scores of Beazer's consumers have been foreclosed on and bankrupted. Hundreds more have been financially ruined.

Ryland, KB and Hovnanian Homes and others have also similarly been found involved in antitrust and predatory lending.
http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Board.pdf

D.R. Horton's [DHI] sales volume is FOUR times as great as Beazer's and qualifies for a minimum of $200 Million in consumer restitution. Hundreds of official government documents and hundreds more consumer emails in my possession prove the losses with absolute certainty. Hundreds of DHI's consumers have been foreclosed on and bankrupted. Thousands more have been financially ruined. All indications however are that the DHI elite will skate and the white collar criminals will never have to answer for crimes that minorities and small fish regularly pay for....and 'justice' for all.

HUD's Request for my DHI Predatory Lending File:
On July 19, 2006, HUD Director Ivy Jackson personally requested my then small file regarding DHI's regional predatory lending occurring throughout California and Nevada. I was happy to oblige and quickly sent her the documents.

On November 19, 2006 AP syndicated real estate columnist Ken Harney then printed "Builder-lender partnerships draw HUD eye." Within that article he wrote "the statute police have begun intervening in complaints brought by individual consumers who say builders are unfairly forcing them to use their affiliated mortgage companies." The following paragraph then begins to detail the same identical stories that I had sent certified to HUD's Director Jackson. **http://www.sfgate.com/cgi-bin/article.cgi?f=/c/a/2006/11/19/REG7TMEK8A1.DTL**

Judicial Furtherance, Assistance and Enablement of DHI's RICO:
On June 8, 2009, the U.S. Supreme Court ruled that West Virginia's judge Benjamin should have disqualified himself from an appeal of a $50 million jury verdict against Massey Energy Co because the coal mining company's CEO had been one of his major campaign donors. Benjamin'$$wing vote predictably favored Ma$$ey Energy which had contributed $3M to his re-election.
http://www.reuters.com/article/domesticNews/idUSTRE5573RU20090608

In June 2006, South Carolina's "Special Magistrate" Curtis **Coltrane** twice cited DHI's corporate special interests to trump a community's and couple's First Amendment Right to speech and assembly at Beaufort's traditional public forums. [06-CP-07-1658;2224 and **http://www.drhortonhomeofhorrors.info/South_Carolina.html** However, another Magistrate not on DHI's payroll properly ruled against DHI when it tried to again eliminate the 222 year old right to speech and assembly in Richland County South Carolina.
http://www.wistv.com/Global/story.asp?s=6676111 Now in 2009, according to Southern Carolina's Beaufort bench, $pecial Magi$trate Coltrane is no longer in their service nor even practicing law. Perhaps Coltrane'$ former DHI income is $ufficient to $upport hi$life$tyle. His friend of a feather was $imilarly indicted recently on July 31, 2009, $upporting her own life$tyle:
http://www.greenvilleonline.com/article/20090731/NEWS/907310329/0/NEWS01/Beaufort-court-clerk-resigns-after-embezzlement-charges

In October 2007, Northern District of California Judge Saundra **Armstrong** quickly closed a DHI predatory lending case which precisely mirrors the smallish $50 Million Beazer deferred prosecution case. $he resoundingly refused the plaintiff's offer to bring dozens (now hundreds) of nationally defrauded consumer contacts to an oral hearing for which there would have been a public record. $he ignored a Clark County court finding of fraud and deceptive trade practices by the $ame defendants, when $he should have given that ruling full faith and credit. Judge $aundra Arm$trong even dismissed an official police report generated in the ordinary course of business by an officer whose official duty was to accurately document the bombing of the plaintiff/whistleblower's truck at 10:00 PM on August 3, 2007. **http://drhortoncouldhavekilledme.com/index.html** Coincidentally, at 10:00 PM that very same evening, the plaintiff's already month long sponsored internet campaign had informed yet another 1000 people nationally of DHI'$RICO. The plaintiff can now point to 200 million reasons why DHI would want to silence him through fear and intimidation. Perhaps Arm$trong can point to $everal hundred thou$and rea$ons why $he found for DHI. [4:07-02625-SBA]. Most recently on August 11, 2009, this court even entered document number 55 into PACER, misrepresenting that it was "filed" by the whistelblower's wife despite her non-involvement in these DHI RICO related matters, and to somehow taint her as a licensed attorney. The northern district's federal judiciary has now taken its own official retaliatory judicial action to prevent a federal informant from truthfully informing government and the public of DHI's nationwide crimes in contravention of CFR Title 18, Section 1513(e).
http://www.law.cornell.edu/uscode/18/usc_sec_18_00001513----000-.html Another questionable directed verdict by Arm$trong is her dismissal of big money tobacco companies in a suit which should have been the seventh in a

row favoring consumers. By the time that $he ruled in December 2003 to break the consumer win streak, it was common knowledge that tobacco companie$manipulated nicotine levels and hooked kids into smoking. **http://stic.neu.edu/ma/8macomplaint.htm** and **http://www.tobacco.org/articles/lawsuit/conley/** Yet another very questionable ruling is when Arm$trong recently refu$ed to accept a settlement agreement which would have required nearly $1.2M in fines and the shuttering of a biotech business. Rather than let those expensive conditions happen, Arm$trong did not accept the settlement but in$tead required the prosecutors to strike a new deal with the wealthy entrepreneur. **http://www.law.com/jsp/article.jsp?id=1202423114944**

In March 2009, Bush Jr's hand picked corporate-favoring Judge Roger **Benitez**, who believes that an unregulated DHI has nothing but consumers' best interests in mind, compelled arbitration for five blatantly defrauded DHI predatory lending victims. The victims' communities were separated by nearly 500 miles, with their DHI originated mortgages issued by different branch offices. A DHI corporate insider from Texas, 1500 miles away, also confirmed that DHI Mortgage's policy in Texas, as well as in California, Nevada, Virginia, Florida, Oregon, Washington, Illinois, Colorado...... is to require consumers to use DHI's affiliated lender otherwise lose their thousands in deposits. On May 20, 2009, the consumer advocacy group Public Citizen printed "Home Court Advantage, How the Building Industry Uses Forced Arbitration to Evade Accountability" **http://www.fairarbitrationnow.org/uploads/HomeCourtAdvantage.pdf** In the very well researched 53 page document citing 340 sources, Public Citizen determined that arbitration is overwhelmingly effective for corporation$which keep arbitrator$in busine$$by requiring consumers to capitulate to boilerplate and unconscionable mandatory arbitrations clauses. Indeed, this was the very same finding in document #24 which was timely submitted into evidence. The undeniable mathematical statistics from both these documents are that forced arbitration costs consumers even more money than they have already lost in the original fraud. I have a second and third DHI corporate insider /informant who also agree with the first that DHI illegally ties home sales to mortgage services. There were many ample grounds for invalidating the arbitrations clause. After all "arbitration agreements are favored and 'shall be valid, irrevocable, and enforceable, save upon such grounds as exist at law OR IN EQUITY for the revocation of any contract.'" [3:08-CV-00592-BEN-RBB, Order to Compel Arbitration, page 4, lines 13-15]. Under contracts 101, fraud and non-mutuality rescinds contracts and clauses. Any contract in which fraud is contemplated is also an illegal unenforceable contract. DHI could not have contemplated that contractual fraud would have to be arbitrated under terms of the agreement. Benitez'$deci$ion to force arbitration on these already once defrauded consumers is either incompetent or corrupt.

Federal Cover up of 5 years notice of DHI's RICO :

I can prove a HUD cover up in three different ways. Said cover up is to suppress the information which HUD should have acted on five years ago to prevent our currently growing $3,000,000,000,000 bail out caused by rampant mortgage fraud and predatory lending.

1. On December 31, 2008 the FTC found 205 pages of responsive records to my FTC FOIA request #2009-00355, which sought predatory lending complaints against DHI and DHI Mortgage. One of the 190 pages that the FTC released even contained one of my complaints copied to and then only forwarded by the DOJ. In fact, the FTC recorded about 9 of my complaints and updates that I had sent by certified mail. My predatory lending complaints were among 44 others from 16 other states. All of the FTC's records which I sent were received as carbon copies of letters sent *directly* to HUD. Ironically, HUD has not been able to find *any* of my or any others' complaints in its own archives. HUD though is the primary regulatory authority to receive, TILA, RESPA and mortgage fraud complaints not only from myself, but from at least 16 other DHI market states.

2. On February 6, 2009 HUD's Office of the Inspector General sent a letter in reply to my HUD FOIA request which sought information regarding predatory lending by DHI, this country's single largest builder/affiliated lender. Their research indicated that there were "no responsive records" to problematic DHI and DHI Mortgage transactions. However, three weeks later on February 27, 2009, HUD miraculously managed to find nearly 7700 administrative records proving builder/affiliated lender fraud against consumers in case 08-CV-01324-AJT-TCB. Then on April 30, 2009, after my second FOIA request again seeking this exact type of information, or a copy of the 7700 administrative records, HUD reiterated the position that it had no responsive records.

3. On March 12, 2007 at 03:24:10 PM clerk 03 accepted and scanned both bar coded certified packages 7006 2150 0001 1108 5058 and 5065 into a computer at the Onondaga Post office. Both 5 ounce packages containing 30 double sided pages of proof of DHI's predatory lending were addressed to HUD and the FTC in Washington DC 20580. The computer generated receipt #0567830036-0096 is also logged into the computer as Bill #1000402285364. This paper receipt was printed seconds after all this computer information was instantly

registered within the USPS database. Inexplicably, when one tries to track the packages on usps.com, there is now "no record" of 60 pages of tips to HUD/FTC which could have pre-empted our economic crisis directly linked to predatory lending and mortgage fraud.
4. To this day, my HUD FOIA request remains unfulfilled despite new FOIA guidelines which claim to provide more transparency in obtaining just such government records. I have yet to receive a single document from HUD, the federal agency commissioned to prevent predatory lending and to archive just such records.

State Agent Furtherance and Enablement of DHI RICO:
On June 1, 2006, Nevada's Deputy Commissioner for Mortgage Lending $u$an Eckhardt finally replied to my third subpoena demanding a written explanation as to why she did not investigate DHI Mortgage despite my having forwarded 20 separate instances of predatory lending to her office. By Nevada state law $he was to have provided her answer, without the necessity of any subpoenas, and within 90 days submission of my complaint. Within her 9 month delinquent answer $he essentially stated that although $he issued five licenses to DHI Mortgage, her office could not regulate the company. Twenty six days later, Nevada's Attorney General informed me that they were searching for her replacement and if I could send them my file. Today, Las Vegas is the foreclosure capitol of the world, with 1 in 68 homes already foreclosed or in the process of foreclosure. $u$an Eckhardt is responsible for millions in lo$$e$and the bankrupty of thousands in her own city. I believe $he left town and $ought employment el$ewhere. **http://www.drhortonfraud.com/**

In East Hempfield Pennsylvania building code official$ passed rampant, notorious, non code compliant construction defects in favor of DHI. When third party inspectors were asked to review DHI's construction, the massive defects were easily spotted and the County's code official$rapidly terminated.
http://www.donaldhortonisacrook.info/Pennsylvania S.html

Other rampant DHI RICO:
The FBI found Beazer type *appraisal fraud* in DHI's Virginia's Rippon Landing.
http://www.washingtonpost.com/wp-dyn/content/article/2007/12/17/AR2007121701993.html DHI's fraudulent appraisals also extended to Florida. **http://www.publicintegrity.org/articles/entry/1265/** DHI's fraudulent appraisals also extended to Nevada where consumers have stated that the base price of their homes would increase if outside financing was secured. One example being that a home would cost an additional $53,000 if the purchaser/mortgage agent brokered his own loan. A second example being that the base price was so inflated that outside lenders would not finance and the buyer had to close with the much more expensive DHI Mortgage by default. Other (English as a second language) Nevadans have also had their homes reappraised only to find that they had been swindled at the time of their purchase. About half of that community is now bankrupted.

DHI *transfer tax evasion* was discovered in Pennsylvania's Village Grande development. DHI of course had the home buyers pay for their upgrades. Those same upgrades however were conveniently omitted from transfer taxes when it came time for DHI to pay the state tax. **http://www.donaldtomnitzisacrook.com/**

DHI mischaracterizes its work force to *evade payroll taxes* in New Jersey.
http://www.nj.com/news/index.ssf/2008/03/carpenters_union_sues_builder.html DHI did the same in Punta Gorda Florida. **http://jacksonville.com/tu-online/stories/021704/met_14837472.shtml**

DHI forged special inspections records for structural components in Yuba County California.
http://www.appeal-democrat.com/news/brown-49525-homes-county.html

Arson is suspected in DHI's money losing Paramount condominium project in San Diego and another in Vacaville California.
http://www.prnewswire.com/cgi-bin/stories.pl?ACCT=104&STORY=/www/story/01-19-2007/0004509366&EDATE=

DHI misrepresentation in all 27 market states concerning land misrepresentation, warranty and construction defects.
http://www.complaintsboard.com/complaints/d-r-horton-c219874.html#c393078;
http://www.consumeraffairs.com/housing/dr_horton.html; and starting on page 35 at
http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf

SEC violations:
The SEC has logged complaint HO1042390 in its archives concerning DHI's accelerated closing and threatened deposit forfeiture on an incomplete home to qualify for that quarter's earnings. The house was ready for move in 3 months later in the next quarter. Apparently, that consumer's neighbor also suffered the same fate. Likely scores or hundreds of others had to pre pay for homes they could not live in because Tomnitz' email directives to DHI agents were to meet sales goals every quarter, at all costs, by whatever means to increase stock valuation and outperform peers'. **http://www.donaldtomnitzisacrook.info/Tomnitz_Emails.html**

During the recent 2009 2d Qtr earnings conference call, CEO Donald Tomnitz made material misrepresentations to shareholders in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." This despite an overwhelming mountain of proof that he has personal knowledge to the contrary which brings us to DHI's predatory lending....

Rampant DHI predatory lending/mortgage fraud in 17 states according to the FTC's own files, 20 states according to my even more extensive files, and all 27 of DHI's market states by simply surfing the web: "d r Horton predatory lending" or "d r Horton mortgage fraud." **http://www.drhortonhomesstink.info/FTC_Records.html**

My own very extensively documented case for which DHI has already produced documents and admissions has yielded blatant DHI lies. DHI had my loan positively and internally approved yet sent me a fraudulent federally certified letter claiming that I had breached their contract of adhesion by "not fulfilling DHI Mortgage's requirements" or becoming "fully approved." The reason for their fraudulent predatory letter informing me that they would retain my deposits and cancel my contract was because I instead 'chose' to finance with Wells Fargo. The greedy DHI board of directors who crafted their antitrust corporate policy leaving consumers no choice in lenders, would not "earn" a mortgage origination commission from me nor be able to resell my loan for their corporation's bottom line. In FACT, Las Vegas DHI Mortgage agent Michael Mason first claimed in two successive letters that I was "approved," then only "preliminarily approved," then "not approved" in a fraudulent statement to DHI's under the table employee and former Nevada Deputy Commissioner, then finally "approved" in California court documents to evade jurisdiction which would have come by way of lying to the California court. Clark County Nevada case #A551662, San Francisco Superior #05-447499, and **http://www.drhortonconfidential.com/id2.html**

In Betsinger, four other Las Vegas DHI agents have already been civilly liable for fraud. [#A503121]. The four criminally acting DHI agents are in addition to the agents involved in my case and several more who are also pervasively found throughout the 190 pages of FTC responsive records. It would seem that all the Las Vegas DHI Mortgage agents were following the same nationwide predatory lending scheme originating from DHI's Fort Worth boardroom just as declared by DHI corporate insiders.

The retaliation that DHI has taken against me as a federal informant in nationally exposing their vast predatory lending and mortgage fraud has occurred four documented times, the last by car bomb. [http://drhortoncouldhavekilledme.com/index.html]. My information and scanned certified letters are posted in 16 web sites on the web which have by now been seen by over a million Americans. **http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf, http://www.drhortonconfidential.com/)**

DHI defense attorney perjury:
In California, Wendel Rosen Black and Dean attorneys perjured themselves twice to the San Francisco Superior Court, the first time by falsely claiming to have contacted me for an ex parte hearing. **http://www.drhortonconfidential.com/id2.html**
In Nevada, Wood Smith Henning and Berman attorneys have perjured themselves three times denying the receipt of certified mail, making false statements to the former DHI corrupted Deputy Commissioner Eckhardt, and in mis-stating a court ordered form of order. **http://www.drhortonconfidential.com/id3.html**
In Texas, 5 DHI board members who also happen to be attorneys have been repeatedly notified of discovery of their boardroom originated predatory lending yet have done nothing to stop it. **http://www.drhortonconfidential.com/id5.html**
DHI in house counsel's exhibit G in case 08-CV-01324 boldly claims to have "high customer mortgage origination satisfaction." DHI even offers a single letter by a happy customer as proof. The truth though is that DHI ranks slightly better than predatory lenders Ryland and Countrywide. That information was compiled by independent

third party JD Power and Associates and posted to the web.
http://www.jdpower.com/corporate/news/releases/pressrelease.aspx?ID=2007166#2007166e (Note that the hyperlink to the hard data no longer works, although there are calls to it which pervasively exist throughout the web. This information is being suppressed so instead, a hard copy record was printed before all the damning data disappeared and was sent in support of my March 19, 2009 letter.) Rather than a single letter in support of DHI's "satisfactory mortgage origination," I offer 44 from the FTC records, and hundreds more from my own archives, all of which claiming that DHI is a predatory lender in at least 20 of DHI's 27 market states.

State Bar Non feasance:
The California bar has been repeatedly notified of California attorneys taking part in DHI's RICO furthering nationwide mortgage fraud, yet has taken no action.
The Nevada bar has been repeatedly notified of Nevada attorney mis-conduct which has enabled DHI's nationwide mortgage fraud, but has taken no action.
The Texas Bar's non feasance starts on page 23 of **http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf** Several certified letters were posted to all these organizations. To date the TX state bar has taken no action against five DHI general counsels and board members who have orchestrated the nationwide predatory lending which has contributed to the world's financial melt down.

Conclusions:
Every single system and organization meant to protect consumers from DHI's predatory lending has completely failed them. This has in part resulted in the current $3 Trillion recession/depression. DHI is the largest builder/affiliated lender which has the highest captive capture percentage whereby its in house affiliated lender DHI Mortgage finances DHI home sales at the astounding 95% rate. [DHI's 10K]. This is the highest among all the builders, however, DHI Mortgage's origination satisfaction is among the lowest of all the builders and just slightly better than Countrywide and Ryland, two mortgage originators already having been found to write predatory loans. Hundreds of nationwide consumers have filed complaints regarding DHI's predatory loans with various organizations including the FTC for years. FTC records show that at least 44 consumers from at least 17 states have claimed that DHI Mortgage originates predatory loans. Federal and state courts have been deluged with predatory lending complaints against DHI and DHI Mortgage for years. DHI and DHI Mortgage agents Ward, Callihan, Martinez, Mason, Schankin, Collins, Frasure, Knobloch, Yow, Trembly, Branecki, Rivera, Brockway, Pena, Costello, Zenner, Toelle, Howe, Casner, George, Williams, Buckler, Stowell, Grether, Toth, Wolf, Buckingham, Romo, Smith, Teamer, Raddon, Hovander, Belding, Lackman, Rhoades, Leona, Bradshaw, Adoni, Christiano, Boslooper, Kelly, Seifrid, Evans, Medeiros, McVay, Nguyen, Koski, Greenberg...... from Nevada, California, Virginia, Arizona, Oregon, Maryland, Texas, Georgia, Colorado, Washington, New Mexico, Illinois.....have each been implicated, some found civilly liable, and others reprimanded for predatory lending. Federal and state agencies are currently covering up their lack of enforcement of consumer protections laws because their liability to the general public is overwhelming. A corrupt Nevada Commissioner has made Las Vegas the foreclosure capitol of the world having decimated property values in that area for every single property owner. Judicial and official corruption in South Carolina's Beaufort and Bluffton Counties is rampant. The federal and state judiciaries have furthered and enabled DHI in fleecing consumers and now American tax payers of their hundreds of millions of TARP funds by time and again favoring DHI's corporate interests over consumers'. DHI's defense attorneys who have taken ethical oaths to not further crimes have nevertheless taken an active role in assisting DHI's RICO. State bars which are supposed to police attorneys have been proven impotent or reluctant to stop the attorneys' criminal acts.

The intent of the forthcoming RICO filing is to provide a permanent record of defendants' roles in assisting the DHI criminal enterprise. Even CEO Tomnitz stated in the second quarter conference call that DHI has "originated billions in loans over the past ten years." Those predatory loans could have been stopped by HUD five years ago, by Commissioner Eckhardt three years ago, by judge Armstrong two years ago, and by judge Benitez this year. Another reason to file this imminent RICO suit is to trigger defamation claims by the individuals or disbarment proceedings by the defendant organizations. Once these have been initiated, I can blindly reach into my file cabinet, withdraw several hundred recounts of DHI's predatory lending, prove every single allegation with certainty and achieve the public exposure that I now require. Know that DHI sued the Scripps Broadcasting Corporation in 1999 for far less negative exposure than I have already brought them, yet DHI doesn't attempt to sue me for fear of additional exposure. [99-CV-196]. DHI filed a SLAPP suit against consumers in Safe Homes Nevada but lost to an honest judge applying the First Amendment. **http://www.reviewjournal.com/lvrj_home/2003/May-29-Thu-**

2003/business/21422432.html DHI twice filed injunctions preventing speech in South Carolina and was only successful because judge Coltrane was on their payroll. The next honest South Carolina judge properly refused DHI injunctive relief and allowed sacrosanct inalienable speech and peaceful assembly to continue as it has for 222 years.

To the federal judges receiving this transmission: As an attorney I am supposed to respect court rulings. I have completely disrespected yours, linked your decisions to corruption or incompetence, already contacted media, and should be disciplined with contempt of court. Not taking this step would be seen as a tacit admission or an adoption of the allegations by silence.

To the state bars receiving this transmission: As an attorney I am supposed to follow ethical codes of conduct. I have in many instances not followed those canons. You should each initiate an investigation into my actions. Not taking this step would be seen as a tacit admission or an adoption of the allegations by silence.

To the federal agents receiving this transmission: In the Beazer deferred prosecution, the DOJ states that indicting the principles at Beazer is not a consideration because it employs 15,000 individuals and would have a detrimental effect on unemployment. This is not the case since the builders generally hire sub contractors and have few corporate employees. DHI's Donald Tomnitz is on record during the Q2 2009 conference call claiming that his company, the largest of residential builders, employed only 2,900 people. There would be a negligible, if any, net loss in jobs if DHI were to completely fold. DHI's market share would be easily absorbed by over 15 of its competitors which would be happy to see it go, employ some of its less criminal agents, and hire DHI's leveraged and undercut/over-worked sub contractors. However, a bankrupted DHI would injure the interests of thousands of its victims created through predatory lending, warranty misrepresentation, land sale misrepresentation, construction defect......... so instead I suggest the following. In 2006, Chairman Donald Horton ranked as the 606th richest man in the world and should restore consumer losses from his own pocket. I understand that the entire DHI board was also very well compensated and even received bonuses for defrauding thousands over the course of years. One such director was even Francine Neff, the former U.S. Treasury Secretary hired to peddle political influence on Capitol Hill and meet with Franklin Raines of Fannie Mae infamy.
http://sec.edgar-online.com/horton-d-r-inc-de/def-14a-proxy-statement-definitive/2005/12/14/Section3.aspx
http://seattletimes.nwsource.com/html/businesstechnology/2004358433_webraines18.html

Very well established mail fraud and racketeering laws should provide federal agencies with the jurisdiction to take such actions. Since profits from illegal undertakings should be disgorged, I recommend starting with the felons (and former high ranking federal officials) in Fort Worth.

Just the facts, just sue me,

/S/ Patrick Missud

Patrick Missud, Esq. CA #219614

P.S.: 1.Can I have my HUD FOIA request now?
2.The usps positively "accepted" the following in the few seconds after they were scanned into the usps database:

Holder #7009 0080 0001 6752 8689;
Armstrong -8696; Benitez -8702; Cal Bar -8719.

In numerous states throughout the Country, local, state and even federal officials have time and again supported D R Horton to the detriment of consumers ..... and perhaps even received a benefit for themselves. See the official documents within. Contact me as below:

Patrick Missud
91 San Juan Avenue
San Francisco, CA, 94112
415-845-5540
FAX 415-584-7251
missudpat@yahoo.com

WebSite

Domain Name Registration

Available at http://www.drhortonsjudges.info/.

D R Horton Predatory Lending

- Political Corruption #1
- Political Corruption #2
- State Investigations #1
- & Fed. Investigations #2
- Introduction

Where Quality Counts and Honesty Matters



WSH&B WOOD SMITH HENNING & BERMAN LLP

October 5, 2005

VIA FACSIMILE AND U.S. MAIL

Linda L. Chavez, Senior Examiner
Division of Mortgage Lending
Office of the Commissioner
3075 E. Flamingo, Suite 104-A
Las Vegas, NV 89121

RECEIVED
OCT 0 7 2005
Mortgage Lending Division

Re: *Complaint filed by Patrick Missud*
Our Client: DHI Mortgage Company, LTD.

Dear Ms. Chavez:

We have been retained by DHI Mortgage Company, LTD ("DHI") to respond to a Complaint filed in your office by Patrick Missud. Pursuant to your letter dated September 19, 2005, we are providing you with a response to the allegations set forth in Mr. Missud's Complaint.

Mr. Missud alleges in his Complaint that various employees of DHI and D.R. Horton, Inc. including: Mike Mason, Anne Schankin, and Daniel Califfero, made false representations to him regarding his contractual obligations to purchase 1353 Romanesca from D.R. Horton, Inc. We see no reference by Mr. Missud regarding what he is alleging were "false representations." DHI Mortgage and D.R. Horton, Inc. vigorously dispute that any false representations were ever made to Mr. Missud at any time during the course of dealing with Mr. Missud.

BACKGROUND

On or about November 22, 2003, Mr. Missud entered a contract with D.R. Horton, Inc. to purchase a home at 1353 Romanesca, Las Vegas, Nevada, from D.R. Horton, Inc. D.R. Horton, like many builders, has an "in-house" lending company to assist potential homebuyers with their mortgage needs. During the relevant time period for Mr. Missud's purchase, the in-house lending company was "CH Mortgage Company I, Ltd."

Within these first four pages, the lie by D R Horton's attorney to the State's Deputy Commissioner......who resigned within ONE MONTH of my subpoena to her office.



WOOD SMITH HENNING & BERMAN LLP

Linda L. Chavez, Senior Examiner
Our File No.: 5708-042
October 5, 2005
Page 2

The name of the company has since changed to "DHI Mortgage Company, Ltd." It is always represented to buyers, and is not disputed by Mr. Missud, that the homebuyer is not required to use CH Mortgage/DHI but may use whatever lender they prefer in their purchase of a home from D.R. Horton, Inc.

Mr. Missud initially contacted CH Mortgage/DHI at the beginning of his home purchase process to provide him with information and to begin an application for a home loan. He also states in his Complaint that at this time he was also contacting outside lenders.

During the course of the application process, CH Mortgage (now DHI), sent two separate letters, authored by Mr. Mike Mason, to Mr. Missud preliminarily approving Mr. Missud's loan with CH Mortgage and requesting additional information in order to process his loan. From Mr. Missud's "brief timeline of key events" it shows that on February 8, 2004, he received Wells Fargo loan documents with "the best offer". He also states that "by 2-11-04" he sent phone and fax communications to complete his loan with CH Mortgage. However, as of February 12, 2004, Mr. Missud had not completed all lender requirements as requested by CH Mortgage.

On February 12, 2004, former D.R. Horton employee, Anne Schankin, still under the impression that Mr. Missud was going to use CH Mortgage as his lender, drafted a letter to Mr. Missud providing notice that he had not completed the lender requirements and advising that if he did not respond to the notice, D.R. Horton had the discretion to cancel his contract, retain his earnest money and retain any deposits he had made.

Prior to receiving Ms. Schankin's letter, Mr. Missud advised Mr. Mason, that he was going to use Wells Fargo as his lender. Ms. Schankin was advised of the same. At that point, Mr. Mason closed Mr. Missud's file and did not have any further contact with Mr. Missud.

Thereafter, Mr. Missud did obtain a loan with Wells Fargo, his preferred lender, and closed on the purchase of 1353 Romanesca, Las Vegas, Nevada.

This letter prompted investigation into D R Horton's predatory lending in Nevada. That investigation easily yielded upwards of forty individual instances of fraud. These frauds were then forwarded to the very same regulatory agency in this letter, but this time to a responsible official promoting PUBLIC interests.

WOOD SMITH
HENNING & BERMAN LLP

Linda L. Chavez, Senior Examiner
Our File No.: 5708-042
October 3, 2005
Page 3

ANALYSIS

With regard to the specific allegations in Mr. Missud's Complaint, the allegation against Mr. Mason is that he "affirmatively and explicitly" approved Mr. Missud's mortgage loan and thereafter made "false representations". As shown above, Mr. Missud's loan was only preliminarily approved by Mr. Mason pending the receipt of additional information. Mr. Missud does not substantiate any allegations that Mr. Mason made any false statement to Mr. Missud regarding the processing of his application for a loan. Further, Mr. Missud does not provide the Division of Mortgage Lending with specific statements he alleges Mr. Mason made that were false. At all times, Mr. Mason worked diligently to assist Mr. Missud in obtaining a loan through CH Mortgage. It was Mr. Missud's choice and prerogative to use an outside lender. After informing Mr. Mason of that choice, Mr. Mason closed his file and that was the end his interaction with Mr. Missud.

With regard to Ms. Schankin, Mr. Missud takes issue with the letter sent on February 12, 2004. In that letter, Ms. Schankin provided notice that all lending requirements for CH Mortgage had not been met and advised that a response to the letter was necessary to avoid cancellation of the contract and possible retention of earnest money and deposits. Pursuant to the Purchase and Sales Agreement contract signed by Mr. Missud, if he did not obtain a loan by the specified date for closing, the penalties were exactly as Ms. Schankin advised. No false statements were made to Mr. Missud by Ms. Schankin at any time. Upon her best information and belief, at the time Ms. Schankin sent the letter, Mr. Missud had not secured a loan through CH Mortgage nor any other lender and, pursuant to his Purchase and Sales Agreement, needed to do so in order to avoid possible cancellation of the contract.

The only allegation against Mr. Callihan is that he was the supervisor of Mr. Mason and as such is charged by Mr. Missud in his supervisory position with the actions of Mr. Mason. As demonstrated above, Mr. Mason never falsely represented anything to Mr. Missud and resultantly, no allegation can be imputed to Mr. Callihan.

Most importantly, it should be noted that Mr. Missud purchased the home from D.R. Horton with his preferred lender. Without knowing the exact terms of Mr. Missud's loan, it is presumed that he chose to go with the lender that gave him the most favorable terms so any "damages" he sustained by not being approved for a loan with

The loan was only PRELIMINARILY approved eh?

WOOD SMITH
HENNING & BERMAN LLP

Linda L. Chavez, Senior Examiner
Our File No.: 5708-042
October 3, 2005
Page 4

CH Mortgage are non-existent. CH Mortgage in no way hindered Mr. Missud's ability to obtain said loan. D.R. Horton did not cancel Mr. Missud's contract to purchase the subject property, did not unlawfully retain any monies, nor misrepresent any aspect of the transaction with Mr. Missud. Mr. Missud's allegations for false representations in his Complaint with the Division of Mortgage lending are unsubstantiated and untrue.

For information purposes, Mr. Missud has filed a frivolous suit against DHI Mortgage Company, Ltd., D.R. Horton, Inc., Mike Mason, Daniel Callihan, Anne Schankin in the Superior Court of the State of California in and for the county of San Francisco for intentional infliction of emotional distress, and reckless and wanton infliction of emotional distress with regard to the same facts and circumstances alleged in the Complaint with the Division of Mortgage lending. Mr. Missud has also drafted letters alleging fraud on the part of DHI and D.R. Horton to various governmental agencies which may, in fact, be actionable by DHI Mortgage and D.R. Horton, Inc. DHI and D.R. Horton are committed to the highest level of service and vigorously defend their actions in their dealings with Mr. Missud.

Should you require any additional information, please do not hesitate to contact us.

Very truly yours,

WOOD, SMITH, HENNING & BERMAN LLP

By: JOEL D. ODOU
ALLYSON R. ROBERTS

JDO/ARR:aj
cc: David Morice, D.R. Horton, Inc.
C. Michael Rasmussen, D.R. Horton, Inc.
Sharron Simmons, D.R. Horton, Inc.

Missud has filed a 'frivolous' suit eh?

3. I am currently branch sales manager. At the time Mr. Missud purchased his residence in Henderson, Nevada, my position was loan officer and I originated Mr. Missud's loan.

4. The company provides the in-house lending option as a convenience to homebuyers but they can also use outside lenders if they prefer.

5. I am informed and believe that a letter was sent to Mr. Missud on or about February 12, 2004, advising him that not all loan requirements had been met to obtain approval and reminding him that if he did not respond the contract might be cancelled. A copy of the letter is attached as Exhibit A.

6. I, in fact, obtained both preliminary and final approval of the loan, although ultimately Mr. Missud chose to finance the purchase through a third party lender. Escrow closed on March 3, 2004.

7. I reside in Las Vegas, Nevada and have done so for more than 30 years.

8. I have never lived or worked in California, except for about 2 years in the [illegible], when I was a college student there. I have no connections whatsoever with California.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Dated: October 12, 2005

Michael Mason

SUPERIOR COURT
COUNTY OF SAN FRANCISCO.

– THE "FRIVOLOUS SUIT."

Or was it a lie to the Court in San Francisco that my loan was FINALLY approved?

CH MORTGAGE

8715 S. Eastern Avenue Suite 225 Las Vegas, NV 89123
(702) 407-2700 * FAX (702) 407-2370

January 5, 2004

Patrice A. Missud
31 San Juan Avenue
San Francisco, CA 94112

Re: Loan # 000265204155
Anthem Heights Lot 8 Clark County

Dear Patrice A. Missud:

Thank you for allowing CH Mortgage Company I, Ltd., Limited Partnership the opportunity to provide your mortgage financing. As your Processor, I work with your Loan Officer to obtain your financing. Upon initial review of your loan application, there are additional items that will be needed. Please forward the following items to our office at your earliest convenience so we can proceed with the processing of your loan:

We currently have your loan program as a conventional 30 year fixed with a loan to value of 90% to a sale price of $402,720.00. If this is incorrect, please contact your loan officer.

Please provide the following:

1. Since you have changed from a primary residence to a second home for the subject property, please sign the enclosed corrected application and disclosure and return them as soon as possible in the envelope provided.
2. A clear copy of your picture ID.
3. A copy of your current business license reflecting 2 years of self employment.
See attached page for additional conditions.

If you are unable to provide any of the items listed, please contact our office immediately. A self-addressed, stamped envelope has been included for your convenience.

Should you have questions at any time, please call me. Thanks again for the opportunity to assist you.

Sincerely,

Erin Stover

Mike Mason
866-236-0631
John Tyler
702 407 2700
Yeah!
JAB

According to D R Horton, I'm APPROVED early in January on the 5th! Great!


CH MORTGAGE
WHAT!!!
JA15

Wait a minute...PRELIMINARILY approved on January 30th?!?


D.R.HORTON
IB1

I failed to get final loan approval?!? I told them on THIS SAME DATE, February 12th that even though DHI approved my loan that I wanted to fund with outside lender -Wells Fargo............ ohhhh, now I get it.


DIVISION OF MORTGAGE LENDING

I wait a year to get my docs in order and set the judicial wheels in motion. The Division of Mortgage Lending has jurisdiction. Lets start investigating this federal predatory lending!



I waited over six months for a reply from the Division. When I called to inquire about the status of the investigation, I was told that there was a "finding of no violation." Immediately thereafter, I subpoenaed a written answer, AS PER NEVADA LAW, demanding why my fraud was not investigated.



[illegible] Attachment 4: These documents are material to the issues in this case for the following reasons: [illegible] for the property located at 1333 [illegible] Drive. [illegible]

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Patrice Missud x [signature] dated: 5-17-2006

[illegible]

CC: A.G. State of Nevada; Federal Agencies, Syndicated and National media, at least 5[illegible] consumer-neighbors, consumer advocacy groups, BBB.

My subpoena forwarded to federal agencies and over 500 other D R Horton consumers locally (in the cc).....



STATE OF NEVADA
DIVISION OF MORTGAGE LENDING
DEPARTMENT OF BUSINESS AND INDUSTRY

June 1, 2006

Patrick Missud
91 San Juan St
San Francisco CA 94112

Re: Civil Subpoena for Production for Documents

Dear Mr. Missud:

The Mortgage Lending Division has received your request [illegible] Your complaint is directed at the DR Horton and its affiliate DHI Mortgage fka CH Mortgage. The Division regulates mortgage brokers and bankers under 645B and 645E which includes a definition as follows:

NRS 645B.0127 "Mortgage broker" defined.
1. "Mortgage broker" means a person who, directly or indirectly:
(a) Holds himself out for hire to serve as an agent for any person in an attempt to obtain a loan which will be secured by a lien on real property;

We have reviewed the documentation and summary of your complaint that relate to the real estate transaction and purchase of the property from DR Horton, a builder. DR Horton is not nor have they been licensed as a mortgage banker under NRS 645B or 645E, and therefore, the Division does not have regulatory jurisdiction over their actions.

DHI Mortgage is an affiliate of DR Horton and this information was disclosed to you in the Offer and Acceptance Contract of which you provided a copy to the Division. This contract also states that the Buyer is not required to use the affiliated mortgage company.

The Division does not have jurisdiction over builders and their actions concerning the contract related to the real estate transaction, therefore, we find that there is no violation related to DHI Mortgage, the licensed mortgage company related to the real estate transaction. We hope this information assists you.

Sincerely,
[signature]
Susan Eckhardt

The Deputy Commissioner got the subpoena but claims that the Division of Mortgage Lending doesnt have jurisdiction over DHI Mortgage company.....really!?!...turn to the next page.

D R Horton Land Fraud and Construction Defects

At D R Horton, all is not roses.....

Home Page

USC Title 18, Section 1513 makes it a crime to interfere, harass or otherwise retaliate against federal whistleblowers when those individuals supply truthful information to government authorities regarding commissions of crime including fraud. Keep your recounts accurate, list your state and development, and you can even name names.

Please email to missudpat@yahoo.com your brief story and include details of the financial impact that D R Horton [DHI] has had on your family. Explain your thoughts about your relative bargaining strength as compared to DHI's. Also, if you have tried to redress your grievances either through regulatory agencies or the courts, what success have you had and how much money and effort was spent?

The racketeering activities that D R Horton [DHI] has been involved in are listed at www.drhortonsucks.info but more simply outlined as follows:
Predatory lending and mortgage fraud -bait and switch loan terms are changed to benefit DHI shortly before closing. In example, consumers are promised a low affordable fixed rate at or before contract signing, and then learn at closing that they qualified for an unaffordable high rate ARM with excessive closing fees.
Construction defects -which DHI refuses to repair. Some defects are as severe as cracked slabs/foundations, negative draining, framing settling, broken trusses, hazardous electrical systems, improperly pitched plumbing etc.
Warranty misrepresentation -DHI promises to comprehensively warrant repairs to the home for one year yet seldom follows through with your punch list. At best, DHI sends inexperienced journeymen to make matters worse.
Misrepresentations -Components such as windows and cabinets are substituted with lesser quality units at DHI's discretion. Fraudulent premiums are charged for lots which DHI claims have enhanced value because neighboring parcels' zoning will be maintained long term to benefit the consumer. In example: 1. Development properties sold all the while misrepresenting that the neighboring golf course will remain in operation when it was actually rezoned for condominiums. 2. Lot premiums charged for views onto "virgin land" which unbeknownst to consumers has already been slated for development. 3. Promised "gated" communities which are then later opened to allow access into the next adjoining development.........
Sub contractor and employee *salary or commission withholding* -progress or final payments withheld without good reason or earned commissions not paid.

The above can also be corroborated by visiting other third party sites such as
http://www.consumeraffairs.com/housing/dr_horton.html or
http://www.topix.com/forum/com/dhi/TKBU84Q560LDBJO59
http://www.ripoffreport.com/searchresults.asp?q5=DR%20Horton&q1=ALL&q4=&q6=&q3=&q2=&q7=&searchtype=0&submit2=Search%21&Search=Search

Home Engineering -Keeping Builders in Check

- Home
- Predatory Lending
- Deceptive Business
- Construction Defects
- Warranty Fraud


SOLD

Where Quality Counts and Honesty Matters

I CAN'T BE MORE EMPHATIC...........IF YOU BUY FROM D R HORTON YOU WILL LIKELY BE DEFRAUDED. D R Horton is a RICO operating company. The FBI and various state agencies have begun investigations into 14 US banking corporations and developers, DHI included. http://edition.cnn.com/2008/US/01/29/fbi.mortgage.fraud/ A major investment group, CtW has even demanded accountability. http://www.donaldtomnitzisacrook.info/Demand_on_Board.html The very short list of federal crimes already discovered and officially documented are predatory lending, antitrust, tampering with a federal informant, mail fraud and tax evasion. Official documents of these crimes displayed at the below menu sites.

On January 30, 2008, it was demanded that CEO Tomnitz and Chairman Horton step down at the January 31, 2008 shareholder meeting. Each of these criminals had personally signed waivers for formal service of process as defendants in a federal mortgage fraud case which detailed their nationwide fraud, 07-2625 JL. http://donaldtomnitzisacrook.info/Demand_on_Board.html Since this official federal notice, dozens/hundreds of additional predatory loans have been issued to DHI consumer-victims who have contacted me from Nevada, Illinois, Oklahoma, Virginia and California. Additional information, even including arson, has been compiled and will be posted here shortly after an unsuccessful regime change.

Class actions are now being formed nationwide in the areas of mortgage fraud/predatory lending, construction defect/lack of warranty, and SEC derivative suits. Contact missudpat@yahoo.com to be added to the database.

There is a standing $5000 reward for additional insider information leading to the criminal conviction of D R Horton officers and executives. Contact me at missudpat@yahoo.com -your anonymity will be absolutely maintained.

'THE MENU' of 14 below listed web sites, descriptions and hyperlinks are for real and not exaggerated. Everything is supported with scanned documentation and/or embedded links. The combined web content exceeds 300 pages and 250 scanned documents and will exceed 500/300 respectively with new information yet to be uploaded:

'THE MENU:'

http://www.donaldhortonisacrook.com, conspiracy to defraud extending to upper management throughout the regions of Nevada and Northern California, D R Horton's once "hottest market" (A dozen scans)http://www.donaldhortonisacrook.info, various RICO activities in regions of the US including Nevada, Pennsylvania, Texas, Virginia and Florida (A dozen scans) http://www.drhortonfraud.com, D R Horton correspondence with and corruption of a Nevada official (50 scanned official documents) http://www.drhortonconfidential.com, perjury by three legal teams in attempted cover up of predatory lending (50 scanned official documents) http://www.drhortoncouldhavekilledme.com, eight documented instances of intimidation and threats to a federal informant (50 scanned official documents)http://www.drhortonsucks.info, 4-500 consumer testimonials regarding mortgage fraud, defects and warranty misrepresentations as recently as October 2007 (100's of consumer emails, over 100 updates not yet uploaded) http://www.donaldtomnitzisacrook.com, massive tax evasion in Pennsylvania, and coercion of the whistle blowers (A dozen scans) http://www.donaldtomnitzisacrook.info, repeated notice over the course of years to D R Horton's Board of Directors that fraud has been rampant at the company for years (A dozen scans, over three dozen certified mail labels)http://www.drhortonhomelemon.com, predatory lending, construction defects, warranty misrepresentation and coercion of a Texas senior. (Still under development dozens of intended scans) http://www.drhortonhomelemon.info, quality and warranty misrepresentations and double talk (Half dozen scans) http://www.drhortonhomeofhorrors.com, D R Horton's profits driven practice of locating developments near carcinogenic EMF and chemicals thereby risking consumers' health (half dozen scans)http://www.drhortonhomeofhorrors.info, coercion of seniors and other vocal critics by using the courts and law enforcement to threaten financial ruin and intimidate (half dozen scans) http://www.drhortonhomesstink.com, D R Horton practice of shafting its own employees, who then turn and become inside informants (no scans for anonymity, however their verified information is posted elsewhere)http://www.drhortonhomesstink.info, land misrepresentations and major construction defects nationwide (Still under development dozens of intended scans)

The very short list of recently filed cases across the nation is as follows:

Nevada State Court Case 05-A-503121-C, Fraud and deceptive business practices; California State Case RIC369796, Fraud and deceptive business practices; California Federal Case 07-2625 SBA, Fraud and deceptive business practices, USC Title 18 retaliation; Florida Federal Court Case 07-cv-61030-WJZ, Fraud, Truth in Lending violation; Georgia, Federal Court Case 07-cv-00081-bae-grs, RESPA violation; Virginia, Federal Court Case 07-cv-00770-JCC, Truth in Lending violation;............

CtW INVESTMENT GROUP CALLS ON D R HORTON TO ADDRESS COMPLIANCE FAILURES: Institutional investor CtW, with $1.4T in securities has demanded that the Board at D R Horton adhere to Federal Law and nominate an independent Board to manage their currently in house predatory mortgage lending arm, DHI Mortgage.
http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Board.pdf
Webmaster note: Based on this and dozens of other sites on the web, the investment community is realizing that the cat is out of the bag. We are now in a free for all for shareholder derivative suits and putative class actions which even name individuals from the Board of Directors as defendants.

Regarding Predatory Lending: D R Horton has admitted to a 96% captive capture rate of writing mortgages for its home building operations where 70% is already considered an antitrust violation. In the Southern District of Georgia, Federal Case # CV 407 081 Horton has violated RESPA by tying its mortgage lending operations to home sales. In Nevada, case # 05 A 503121C on August 31, 2007, the jury in Steven Betsinger v. D R Horton Inc, DHI Mortgage, Daniel Callahan, Jeff Ward and Debra Martinez returned verdicts finding that all entities had committed deceptive trade practices. The jury further found that DHI Mortgage and Daniel Callahan had committed fraud. In the Northern District of California, a similar Federal Case #07 2625 SBA naming Callihan, DHI and D R Horton has also alleged the same deceptive trade practices and bait and switch tactics regarding DHI mortgage services. The 200 consumer declarations within are gathered from at least 13 states across the country and recount the same bait and switch tactics as above.

Where land misrepresentations are concerned, In South Carolina, state case # 06 CP 071658, residents of a D R Horton community have been silenced by the court becuase they protested that they had paid premiums for a golf course which was guaranteed to remain in operation until 2010 by D R Horton. After purchase, the golf course was essentially rezoned and the construction of 250 homes was begun. In an internal email by D R Horton, a local election is rigged to elect an official who supports 'development.' In Riverside California, case # 369796 residents had not been told that the adjoining open hills would be developed within months of their purchase and that other adjoining land was used for military/industrial purposes, storing among the top chemical carcinogens, and incompatible with residential housing. In Nevada, the Sunridge Heights and Manor communities were guaranteed by D R Horton that the 'wash' behind their homes would not be developed. Owners paid about $100,000 lot premiums based on the misrepresentations. The land was subsequently rezoned, and hundreds of additional units are under construction. Contact Congressman JonPortermail@mail.house.gov , He has been apprised of this fraud for over two years now. In neighboring Monterey Heights and Manor the residents were promised restricted use of their quiet private streets by D R Horton which then subsequently used them to service the next larger neighboring communities.

Where Federal Title 18, threatening and tampering with informants are concerned, a retirement community in Pennsylvania has been threatened into near silence by D R Horton after their discovery of the corporation's tax fraud. Their story is recounted at 5thestate.com. In Texas, vocal retirees Fogal and Corrente have been threatened into near silence for recounting their stories which are available by searching their names at www.HOBB.org. These two along with the HOBB President Janet Ahmad have uncovered political corruption in their state whereby the TRCC, a regulatory commission meant to protect consumers from fraudulent builders, has had seats appointed to builder friendly officials with direct ties to the builders by the governor who received $3/4M in campaign financing. In Florida, an investigator for the state's labor board was targeted in a murder conspiracy when he started gathering too much information regarding a Federal probe into tax evasion by the corporation's substantial undocumented work force. http://jacksonville.com/tu-online/stories/021704/met_14837472.shtml In California the author of this site has experienced 8 distinct and proven retaliatory actions by D R Horton, the last involving an explosive, the site linked below.

Attention Attorneys General: If you need inside information I have contacts for over a dozen defectors. They have the inside on how D R Horton deceptively does business ACROSS THE COUNTRY -RICO STYLE- and has to make a mimimum profit in its mortgage lending division by manipulating locked interest rates, inflating closing costs, not crediting incentives and discounts and the like...... Even more insiders regarding corner and cost cutting in construction whereby homes prematurely fail and safety is compromised all to satisfy D R Horton's bottom line and shareholder expectations.

THE 400 D R HORTON CONSUMER TESTIMONIALS CONTAINED WITHIN ARE FOR REAL.... 100 MORE HAVE BEEN GATHERED BUT NOT YET UPLOADED. CONTACTS CAN BE FURNISHED. THE VOLUMES OF INFORMATION ARE

DAUNTING SO READ THE BOLD HIGHLIGHTS. The reason that I have not been sued is that D R Horton is avoiding the courts and not wanting these 200 pages of information to be further revealed. Horton has however taken other actions.....

When you search for 'd r horton,' on the first two pages you will find sources such as consumeraffairs, topix, citydata...which corroborate this site. Link to those and then to further third party links such as HOBB, HADD etc. for even more independent information. All these sources will recount stories of depleted savings, college funds, 401k's; sleeplessness, stress and anxiety; toxic mold and electrical fires; ruined careers and families; bankruptcy and financial distress..... Within another interlinked site, the list of responsible D R Horton criminals complete with their very own damning internal emails are displayed at www.drhortoncouldhavekilledme.com . Business Week has printed four articles in its early August '07 issues corroborating the within testimonials. Find those links below. Current and ongoing mortgage melt down frauds are listed on the next 'page,' under the predatory lending tab.

RACKETEERING: An organized conspiracy to commit or attempt the crime of coercion. COERCION: Compelling by threat. RICO: 1.That the defendant, 2.through the commission of two or more acts, 3.constituting a pattern, 4.of 'racketeering' activity, 5.directly participates in, 6.an 'enterprise,' 7.the activities of which affect interstate commerce. KEEP THIS DEFINITION IN MIND AS YOU READ THE WITHIN....400!!!.... VERY SIMILAR CONSUMER TESTIMONIALS -THIS IS NO JOKE.

Attention shareholders: **RESPONSE TO THIS SITE HAS BEEN INCREDIBLE. THE MOST CONSERVATIVE ESTIMATES PUTS THE VALUE OF PREVENTED FRAUDULENT NET SALES PROFITS AT $3 MILLION PER WEEK ($150M/Yr)......CONGRATULATIONS CONSUMERS!** This site will remain in operation until all board room originated criminal activities cease and consumers are meaningfully protected.

DHI has been trading in a sideways pattern for the past three months. The stock is falling today after Jim Cramer put out a fairly negative quote on the company's future. Cramer stated that based on what he saw in the company's balance sheet that he was seriously questioning whether or not the company would be able to "make it". Technical indicators for DHI are bearish and steady, while S&P gives the stock a negative 2 STARS (out of 5) sell rating.

Homebuilder 101
Homebuilders? Yeah, that's right, it's been a while since you've thought about these guys since the hedge funds and banks have taken over the headlines. But the homebuilders are still out there limping along, trying to find a bottom in this housing market mess. In his post, floridabuilder shares his thoughts about what cash flow means to the major homebuilders. Though he thinks that **KB Home** and **NVR** may be on solid footing, he thinks that some of the major homebuilders like **Pulte Homes** and **DR Horton** (NYSE: DHI) could end up looking at serious liquidity issues.

Its sad but true, the **crimes committed by "America's Builder" haven't been seen since ENRON.** D R Horton's own documents make the case, some of which are posted here and the rest at the interlinked web sites below. Fraud, Mail Fraud, Grand Larceny, Predatory Lending, Antitrust and even Coercion by the nation's largest builder D R Horton and wholly owned affiliate DHI Mortgage! **Within these pages you will find 400 consumer testimonials** regarding "America's Swindler." As of August 16, 2007, consumer updates take a back seat to organization of class actions. Verification of the testimonials by 4 business week articles include the following:

D.R. Horton sued for lending practices, By Matt Slagle

www.businessweek.com/ap/financialnews/D8QTNRJ01.htm

D.R. Horton Inc., **one of the nation's largest homebuilders, is being sued by a one-time customer who says he was forced to use the company's affiliated mortgage service to buy his home**, according to a regulatory filing. The lawsuit charges the homebuilder with **violating the Real Estate Settlement Procedures Act,** according to a filing with the Securities and Exchange Commission. The June 2007 complaint, filed in U.S. District Court, Southern District of Georgia, [and May 2007 complaint, filed in U.S. District Court, Northern District of California], says **the homebuilder required that home**

buyers use Horton's affiliated mortgage company in order to get discounts and incentives......yada, yada, yada.........*click the above link for the complete story, or read the hundreds of testimonials at this site- your choice, same information.*

DRHortonsucks.info is one of five interlinked sites designed to provide **a central clearinghouse of information** which is available to and **monitored by** law enforcement such as the **Federal DOJ, FBI, SEC, FTC and HUD; 27 State Attorneys General** and their respective enforcement agencies such as divisions of banking, antitrust, lending and consumer protections; the 535 members in **both houses of Congress; Wall Street** sector analysts and institutional investment firms with significant capital investment in D R Horton stock; **Private and class action attorneys** filing suits on behalf of defrauded consumers; **Syndicated national print and broadcast media.**

As before, if the following pages crash from too much data input, additional but less updated information can be viewed at **drhortonconfidential.com.** At 'confidential' you will also find the list of **POLITICIANS WHO** have absolute knowledge of the frauds but have opted to **DO NOTHING** which has instead required private citizens to protect American immigrants, retirees and the underprivileged -who by the way and coincidentally, haven't enough expendable income to donate to election or re-election campaigns. **As of August 31, 2007, our President has finally acknowledged the predatory lending rampant across the nation which has been perfected with near scientific precision by D R Horton.**

Receipt of notification of the fraud by many of the above entities is absolutely verified by certified U.S. government mail and can be viewed at www.drhortonconfidential.com For that matter, receipt of THREE certified demands on the Board of directors and including Donald Horton and Donald Tomnitz to enforce D R Horton's rights and to prevent further nationwide fraud is also verified by USPS records and the dozens of carbon copies sent to the media, wall street and federal law enforcement. View these documents at www.drhortonfraud.com

Please send your comments to my email account at missudpat@yahoo.com to add to the over 500 consumers already found to inform and warn future D R Horton consumers. **Also, the automatic posting capability at this site is still under development. Please post your blog at an affiliate's site and browse while there:www.NewHomeBuildersNewsBlog.com**

Please keep your comments to truthful recounts of your experiences. YOU ARE PROTECTED by the following Federal Laws:

Title 18, U.S. Code, Section 1512, Tampering with an informant, sub part c: "Whoever intentionally harasses another person and thereby hinders, prevents, or dissuades any person from (2) reporting to a law enforcement officer or judge of the United States, the commission or possible commission of a Federal offense...or attempts to do so, shall be fined not more than $25,000.00 or imprisoned not more than one year, or both."

Title 18, U.S. Code, Section 1513, Retaliating against an informant, sub part e: "Whoever knowingly, with the intent to retaliate, takes any action harmful to any person, for providing to a law enforcement officer any truthful information relating to the commission or possible commission of any Federal offense, shall be fined under this title or imprisoned not more than 10 years, or both."Please feel free to inform your Federal government, Representatives and Senators of any "D R Horton" financial transgressions and schemes that you may have been a victim of.

An example of D R Horton Compassion:

Family has not heard from D. R. Horton: "Jackie Mull, Sarah Anne Walker's younger sister, said Tuesday that it's been more than a week since her sister was stabbed to death in a D. R. Horton (DHI) model home in McKinney. She said no one from D.R. Horton, Sarah's employer, has tried to contact or return any phone calls to her immediate family. 'They have not offered any condolences to any of [Sarah's] family members,' Mull said. 'They have not called her father, they have not called her mother, they have not called her brother and they have not called me.' .....The Mulls were making funeral arrangements at the time and wanted to know if they would be releasing her commissions since they had to pay the funeral expenses with a credit card. She said the company told her they would not be paying those commissions. 'They told us Sarah was no longer an employee of D.R. Horton, and we are not paying any commissions at this time,'......Smith said she feels D.R. Horton could have done more. 'They should have paid for it (the funeral) and be darn glad to do that.' 'I feel like they should have stepped up immediately covering costs and do what they can for the family...This is a multimillion dollar corporation. What's a $7,000-$8,000 funeral going to cost?'"... [The answer is: Its not about decency, at Horton its about the bottom line.]

http://newhomebuildersnewsblog.com/

Additional exposees in Business Week articles:

http://www.businessweek.com/magazine/content/07_33/b4046601.htm

http://www.businessweek.com/magazine/content/07_33/b4046605.htm

http://images.businessweek.com/ss/07/08/0802_gripe/index_01.htm

http://www.businessweek.com/magazine/content/07_33/b4046608.htm
The named defendants, Donald Tomnitz and Donald Horton have opted not to answer substantive questions regarding the myriad frauds, but have instead instituted self serving procedural delays and judicial abuse. Their actions have guaranteed that this site prominently remains in operation to prevent future consumer fraud, which in turn severely injures the D R Horton Corporation. All D R Horton Board members are still currently in August being notified by fax of recent ongoing predatory lending schemes receieved from consumers visiting this site. The frauds are detailed and will be updated at this site on the next page under 'predatory lending,' and are the first recounted stories. **IF YOU ARE A VICTIM, CONTACT ME AND YOUR STATE'S ATTORNEY GENERAL.**

Why can't I been sued for libel/defamation? -Because the truth hurts:

Section 45a of the California Civil Code provides protection for a privileged publication or broadcast made in any: (b) (2) judicial proceeding; (d) (1) By a fair and true report in, or a communication to, a public journal, of a judicial proceeding; (e) (2) By a fair and true report if the publication of the matter complained of was for the public benefit.

Because of the value of public comment on newsworthy events, the First Amendment requires that in order to establish defamation, 'defamed' individuals must prove that the statements were false and were published with actual malice. Actual malice generally refers to statements made with knowledge of their falsity or in reckless disregard for whether they were false or not.

CEO DONALD TOMNITZ AND THE DR HORTON BOARD ARE CROOKS AND HAVE KNOWN ABOUT THE FEDERAL PREDATORY LENDING FOR YEARS.......... Now will you sue me?

Please visit the links below for further details. This 5th of five web sites is still under development. Email me and send your comments and grievances for posting. Anonymity will be observed. If the link fails paste missudpat@yahoo.com in your mail server window.

drhortonfraud.com

homeengineering.com

hortoninjuries

drhortonconfidential.com

HADD

HOBB